SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.
Quarterly financial information
as of March 31, 2007

(A translation of the original interim financial information in Portuguese, prepared in accordance with accounting principles derived from the Brazilian Corporation Law and rules of the Brazilian Securities Commission - CVM)

Braskem S.A.
ITR – Quarterly Financial Information – Base Date 03/31/2007

Independent Auditors’ Special Review Report

To
The Shareholders and Directors
Braskem S.A.
Camaçari - BA

1
We have conducted a special review of the quarterly financial information of Braskem S.A. and of this Company and its subsidiaries for the quarter ended March 31, 2007, which comprises the balance sheets, the statements of income, the performance report and other relevant information, prepared in accordance with accounting practices adopted in Brazil and rules issued by the Brazilian Securities Commission (CVM). The quarterly financial information of the subsidiaries, Petroflex Indústria e Comércio S.A. and Copesul - Companhia Petroquímica do Sul, as of March 31, 2007 and 2006, and the balance sheets of these subsidiaries, and of the subsidiary Politeno Indústria e Comércio S.A. at of December 31, 2006, were reviewed or examined by other independent auditors, and our review, with respect to the value of the investments and the results from these subsidiaries, is based exclusively on the reports issued by these other auditors.

2
Our review was performed in accordance with specific rules established by IBRACON – Brazilian Institute of Independent Auditors and the Federal Accounting Council, and consisted mainly of: (a) enquiries and discussions with management responsible for the accounting, financial and operational departments of the Company and its subsidiaries, with respect to the main criteria adopted in preparing the quarterly information; and (b) a review of the information and subsequent events that had or could have had significant effects on the financial position and operations of the Company and its subsidiaries.

3
Based on our special review and the special review reports on the quarterly financial information and the reports, which were the responsibility of other independent auditors, we are not aware of any significant changes that should be made to the aforementioned quarterly financial information for it to be in accordance with accounting practices adopted in Brazil and consistent with the rules issued by the Brazilian Securities Commission, specifically applicable to the preparation of the quarterly financial information.

Braskem S.A.

4
As reported in note 9(b), the Company has accumulated ICMS credits from previous years, arising mainly from the differences between the tax rates applicable to purchases and products sold, domestic shipments that receive incentives with deferment of taxation, and exports. The realization of these tax credits depends on successfully implementing management’s plans as described in this note to the accompanying quarterly financial information. The quarterly financial information at March 31, 2007, does not include any adjustments related to the recovery of these tax credits given the existing uncertainty.

5
As reported in note 17(c), the government filed a rescissory action to overrule the final judgment of the processes judged in favour of the Company and for certain subsidiaries, with respect to the non payment of social contribution on net income (CSLL) for the fiscal year 1988 and drafted tax assessments as a result of this contribution being declared constitutional by the Federal High Court (STF) for subsequent years. Company management, based on the opinion of its legal advisors does not expect that the sentence passed, stating the Company was exempt from paying the aforementioned contribution, will be reversed. Consequently, for the purposes of preparing the quarterly financial information, no provision was recorded for an unfavourable outcome or for the years that have still not been investigated by the tax authorities.

6
As reported in note 9(a), OPP Química S.A., incorporated by the Company in 2003, based on a decision taken by the Federal Supreme Court (STF) has recognized in its accounting records Excise Tax (IPI) credits of R$ 1,030,125 thousand, which were offset against IPI due and other federal taxes. Although this decision was the object of an appeal by the National Treasury, pending judgment by the 2nd panel of judges of the Federal Supreme Court, and despite the assessments drafted against the Company, management based on the opinion of its legal advisors considers the chances of a successful outcome as probable and, consequently, no provision has been recorded in the quarterly financial information for the quarter ended March 31, 2007.

7
As reported in Notes 11, 12 and 13, the Company and certain subsidiaries recorded goodwill on the acquisition of investments, based on the added value of the assets and future profitability of the companies invested in, and which is being amortized over the realization period stated in the appraisal reports. Maintaining this goodwill in the accounting records is dependent upon realizing the assumptions used for forecasting the cash flows, income and expenses.

8.
The balance sheet for the year ended December 31, 2006, presented for comparison purposes, was examined by other independent auditors, who issued their unqualified audit report, dated February 7, 2007, which included paragraphs of emphasis on the issues reported in paragraphs 4, 5, 6 and 7 above and regarding the fact that the Company and its subsidiaries are involved in legal processes disputing the validity of Clause Four in the Collective Workers Agreement of SINQU¥MICA.

9.
The statement of income for the quarter ended March 31, 2006, presented for comparison purposes, was reviewed by other independent auditors, who issued an unqualified report on the special review, dated April 28, 2006, with paragraphs of emphasis on the same issues reported in paragraphs 4, 5, 6 and 7 above and regarding the fact that the Company and its subsidiaries are involved in legal processes disputing the validity of Clause Four in the Collective Workers Agreement of SINQU¥MICA.

Our reviewed was conducted to enable us to issue a report on the special review of the quarterly financial information referred to in the first paragraph. The statements of cash flows for the quarter ended March 31, 2007, provides supplementary information to the quarterly financial information, which is not required according to accounting practices adopted in Brazil and is presented to enable additional analyses. This additional information was submitted to the same review procedures applied to the quarterly financial information and we are not aware o any significant changes that should be made for this information to be in accordance with accounting practices in Brazil and consistent with the rules issued by the Brazilian Securities Commission

April 26, 2007

KPMG Auditores Independentes
CRC 2SP014428/O-6-S-BA

Anselmo Neves Macedo
Accountant CRC 1SP160482/O-6-S-BA

Braskem S.A.
Publicly-held Company

Balance Sheets

March 31, 2007 and December 31, 2006

		Parent company		Consolidated

Assets	Mar-2007	Dec-2006	Mar-2007	Dec-2006

Current assets

Cash and cash equivalents (Note 4)	1,464,788	1,125,925	1,655,731	1,547,061
Marketable securities (Note 5)	522,714	849,006	117,686	413,891
Trade accounts receivable (Note 6)	986,588	891,794	1,351,551	1,594,858
Inventories (Note 7)	1,462,144	1,443,876	1,824,600	1,767,275
Taxes recoverable (Note 9)	287,619	336,350	355,125	408,082
Deferred income and social contribution taxes (Nota 17)	19,573	19,573	21,359	20,625
Dividends and interest on capital receivable	2,000	71,908	2,000
Prepaid expenses	64,232	76,049	72,761	84,586
Other accounts receivable	117,408	94,544	126,175	114,618

	4,927,066	4,909,025	5,526,988	5,950,996

Noncurrent assets

Long-term receivables
Marketable securities (Note 5)	16,437	63,460	1,741	1,628
Trade accounts receivable (Note 6)	45,625	51,766	45,625	52,542
Inventories (Note 7)	22,780	22,946	22,780	22,946
Taxes recoverable (Note 9)	684,216	698,497	965,580	953,102
Deferred income and social contribution taxes (Note 17)	353,849	361,089	373,220	377,041
Judicial deposits and compulsory loan (Note 10)	63,336	70,610	81,179	90,516
Related parties (Note 8)	294,491	229,308	41,661	40,733
Other accounts receivable	46,006	49,292	55,591	58,653

	1,526,740	1,546,968	1,587,377	1,597,161

Permanent assets
Investments in subsidiaries (Note 11)	1,873,094	1,813,326	8,865	6,528
Investments in associated companies (Note 11)	23,820	25,604	24,402	26,187
Other investments	8,367	8,367	12,683	14,056
Property, plant and equipment (Note 12)	6,034,271	5,994,130	6,774,798	6,688,699
Intangible assets (Note 12)	127,043	129,126	125,372	129,450
Deferred charges (Note 13)	1,235,433	1,325,286	1,790,080	1,811,245

	9,302,028	9,295,839	8,736,200	8,756,165

Total assets	15,755,834	15,751,832	15,850,565	16,304,322

		Parent
		company		Consolidated

Liabilities and shareholders’ equity	Mar-2007	Dec-2006	Mar-2007	Dec-2006

Current liabilities
Suppliers	2,839,607	2,896,126	2,913,179	3,010,892
Loans and financing (Note 14)	667,046	675,674	657,358	653,898
Debentures (Note 15)	1,187,211	1,157,356	1,188,571	1,157,687
Salaries and social charges	173,694	133,301	190,955	160,128
Taxes and contributions	93,038	86,670	126,750	122,840
Income and social contribution taxes (Note 17)	4,528		35,700	14,425
Dividends & interest on capital proposed & payable	40,217	40,221	41,831	41,425
Other accounts provisions and accounts payable (Note 1(c))	290,891	304,706	305,196	345,657

	5,296,232	5,294,054	5,459,540	5,506,952

Noncurrent liabilities
Suppliers	21,043	21,426	21,043	21,426
Loans and financing (Note 14)	3,477,516	3,591,687	3,422,966	3,935,794
Debentures (Note 15)	950,000	950,000	982,190	982,190
Taxes and contributions (Note 16)	1,298,214	1,279,698	1,331,854	1,321,961
Related parties (Note 8)	11,817	7,050	1,147	4,791
Long-term incentives (Note 19)	1,845	2,272	1,845	2,272
Deferred income and social contribution taxes (Note 17)	7,788	7,935	18,153	17,274
Private pension plans (Note 27)	40,943	58,554	46,594	64,205
Other accounts payable	63,321	70,582	84,752	83,398

	5,872,487	5,989,204	5,910,544	6,433,311

Deferred income
Negative goodwill on the purchase of investments	19,911	21,060	29,256	30,405

Minority interests			21,767	21,767

Shareholders’ equity (Note 20)
Capital	3,508,272	3,508,272	3,508,272	3,508,272
Capital reserves	419,361	408,650	419,361	408,650
Treasury shares	(194,555)	(194,555)	(255,554)	(255,554)
Revenue reserves	725,147	725,147	650,519	650,519
Retained earnings	108,979		106,860

	4,567,204	4,477,514	4,429,458	4,311,887

Total liabilities and shareholders’ equity	15,755,834	15,751,832	15,850,565	16,304,322

Income Statements

Three-month period ended March 31, 2006 and 2005

(In thousands of Reais, excepting the share unit value and the dividend by share, which are expressed in R$)

		Parent company		Consolidated

	Mar-2007	Mar-2006	Mar-2007	Mar-2006

Gross sales
Domestic market	3,002,681	2,857,193	3,398,499	3,223,260
Foreign market	691,185	449,652	831,449	649,343
Taxes, freights and returns	(850,552)	(789,094)	(939,264)	(874,448)

Net sales	2,843,314	2,517,751	3,290,684	2,998,155
Cost of products sold and services rendered	(2,322,184)	(2,179,180)	(2,615,157)	(2,536,020)

Gross profit	521,130	338,571	675,527	462,135

Operating expenses (income)
Selling	113,432	64,722	137,501	74,601
General and administrative	113,724	98,431	131,469	116,226
Directors’ fees	2,615	1,336	3,053	1,978
Depreciation and amortization	97,484	86,891	103,127	82,504
Other operating income, net (Note 24)	672	(91,218)	799	(95,122)

	327,927	160,162	375,949	180,187
Operating profit before equity results
and financial results	193,203	178,409	299,578	281,948

Equity results
Equity in the results of investees	59,387	68,448	(109)	(966)
Amortization of goodwill (negative goodwill), net	(23.647)	(39,406)	(22,674)	(38,433)
Exchange variation	(2,579)	4,890	(2,808)	148
Provision for (reversal of) loss in subsidiaries		3,440		(3,029)
Others	(49)		(671)	18,666

	33,112	37,372	(24,964)	(23,614)

Financial results (Note 23)
Financial expenses	(73,323)	(2,457)	(138,170)	(29,448)
Financial income	(20,751)	(63,024)	25,294	(55,289)

	(94,074)	(65,481)	(112,876)	(84,737)

Operating profit	132,241	150,300	161,738	173,597

Non-operating expenses, net	(927)	23	(1,646)	(1,390)

Income before income tax
and social contribution	131,314	150,323	160,092	172,207

Provision for income and social contribution taxes (Note 17)	(15,242)	(14,435)	(50,746)	(40,240)
Deferred income and social contribution taxes (Note 17)	(7,093)	(16,141)	(2,484)	(11,006)

Income before
minority interests	108,979	119,747	106,862	120,961

Minority interests			(2)	994

Net income for the period	108,979	119,747	106,860	121,955

Shares outstanding at the end of the period (thousands)	356,039	362,057	356,039	362,057

Net income per thousand shares
at year end - R$	0.30609	0.33074	0.30014	0.33684

Notes to the interim financial information

Quarter ended March 31, 2007 and 2006 and year ended December 31, 2006

(In thousands of Reais)

1 Operations

(a) Braskem S.A. ("Braskem" or the "Company"), with headquarters at Camaçari - BA, and 14 production units located in the States of Alagoas, Bahia, São Paulo and Rio Grande do Sul, engages in the production of basic petrochemicals such as ethene, propene, benzene, and caprolactam, in addition to gasoline and LPG (cooking gas). The thermoplastic resin segment includes polyethylene, polypropilene, PVC and Polyethylene Teraphtalate ("PET"). The Company also engages in the import and export of chemicals, petrochemicals, fuels, as well as the production and supply of utilities such as steam, water, compressed air and electric power to the companies in the Camaçari Petrochemical Complex in Bahia, and the rendering of services to those companies. The Company also invests in other companies, either as a partner or shareholder.

(b) As a result of convertible debentures due to shareholder ODBPAR Investimentos S.A. (“ODBPAR INV”), in the amount of R$ 1,162,037 (Note 15) at March 31, 2007, the Company states negative net working capital of R$ 369,166 (December 31, 2006 - R$ 385,029).

(c) Corporate reorganization

Since its inception on August 16, 2002, the Company has undergone a major corporate restructuring process, disclosed to the market through material event notices. The main developments in 2006 can be summarized as follows:

.. On April 4, 2006, as disclosed in a “Relevant Event”, Braskem acquired 66.04% of the common shares and 15.33% of the preferred shares in the capital of Politeno Indústria e Comércio S.A. (“Politeno”). With the acquisition, Braskem now holds 100% of the voting capital and 96.16% of the total capital of Politeno, a company located in the Northeast Petrochemical Complex, with an annual production capacity of 360 thousand tons of polyethylene. The initial amount paid by Braskem was R$ 237.500 thousand, equal to US$ 111,300 thousand.

The final amount to be paid by the Company for the shares acquired will be computed in November 2007, based on Politeno’s average performance over the 18 months subsequent to the execution of the purchase and sale agreement, in accordance with the difference between the prices of polyethylene and ethylene in the Brazilian market, audited by an independent firm appointed by Braskem and the former shareholders. In order to record the commitment to pay for this acquisition, the Company projected the variables that will define the final price of the shares and, at December 31, 2006, recognized a provision to supplement the estimated price, stated in current liabilities, under “Other provisions and accounts payable”. The provision is subject to changes on account of the fluctuation of market prices and conditions up to the actual payment date. The sum of this provision and the initial payment gave rise to goodwill of R$ 106,612.

.. The Extraordinary General Meeting held on May 31, 2006 approved the merger of Polialden Petroquímica S.A. (“Polialden”) into the Company, based on the book value of shareholders’ equity as of March 31, 2006, in the amount of R$ 289,941. The exchange ratio of Polialden shares for Braskem shares was determined based on the book value of shareholders’ equity of the companies, at market values, as of March 31, 2006, according to appraisal reports issued by independent experts.

In order to encourage shareholders to engage in the exchange, Polialden shares held by third parties were replaced with class “A” preferred shares in the Company at the ratio of 33.62 shares in Braskem for each 1,000 shares in Polialden, which corresponds to an increase of 6.76% on the replacement ratio derived from the Appraisal Reports of the Market Value of Shareholders’ Equity, as shown below:

	Braskem	Polialden

Number of shares issued	362,523,521	645,253,380
Book value of shareholders’ equity (in R$)	4,650,559,014.63	289,940,899.44
Value per share based on the book value of shareholders’
equity (in R$)	12,828	0,449
Market value of shareholders’ equity (in R$)	8,202,482,686.96	459,721,902.03
Value per share based on the market value of shareholders’
equity (in R$)	22.626	0.713
Exchange ratio – market value of shareholders’ equity	31,49	1.000
Exchange ratio of replacement of Polialden preferred shares
with Braskem class “A” preferred share under the merger	33.62	1,000

The equity variations in Polialden determined during the period from the merger base date and the actual merger were taken to the statement of income of the Company, as equity in the earnings. The balance of goodwill as of the merger date, R$ 337,328, justified based on future profitability, was transferred to deferred assets.

Upon the merger of Polialden, the Company capital was increased by R$105,304, through the issue of 7,878,725 class A preferred shares, totaling R$ 3,508,272, comprising 123,492,142 common, 246,107,138 class A, and 803,066 class B preferred shares (Note 20(a)).

The Extraordinary Shareholders’ Meeting held on July 20, 2006 approved a proposal to absorb the net assets spun off from Companhia Alagoas Industrial - CINAL, a wholly-owned subsidiary.

Pursuant to the Valuation Report of CINAL’s Shareholders’ Equity issued by independent  experts as of March 31, 2006, the book value of the spun-off assets assigned to Braskem is R$ 58,212. Equity variations between the transaction base date and the spin-off approval date were recognized by the Company as equity in the results. As a result of the spin-off, the capital of CINAL was reduced by R$ 58,212 and 57,657,265 preferred shares were cancelled.

. At a meeting held on September 29, 2006, the Board of Directors of the Company approved the formation of an entity in Holland, named Braskem Europe B.V. (“Braskem Europa”), organized as a limited liability company, having the Company as partner holding 100% of the capital.

The Company and its subsidiaries, as participants in the corporate restructuring process, may be affected by economic and/or corporate aspects as a result of the outcome of this process.

(d) Administrative Council for Economic Defense - CADE

On July 19, 2006, CADE approved, by unanimous vote, the acquisition of Politeno by the Company (Note 1(c)), on the grounds that the relevant market for the petrochemical industry has international scope and therefore the transaction does not represent a threat to competition.

(e) Corporate governance

Braskem enrolled in Level 1 of the Differentiated Corporate Governance on the Bovespa, which mainly commits the Company to improvements in providing information to the market and in the dispersion of shareholdings. The Company intends to reach Level 2 of Bovespa's Corporate Governance in due time.

2 Presentation of Financial Statements

The individual and consolidated Quarterly Financial Information was prepared in accordance with the accounting practices adopted in Brazil and also in compliance with the rules and procedures determined by the Brazilian Securities Exchange Commission – CVM, Brazilian Institute of Independent Auditors – IBRACON, and Federal Accounting Council - CFC.

The explanatory notes refer only to the individual Quarterly Financial Information.

To provide the market with more information, the Company presents its Statement of Cash Flows as supplementary information to the Quarterly Financial Information.

3 Significant Accounting Practices

(a) Use of estimates

In the preparation of the financial statements, it is necessary to use estimates to record certain assets, liabilities and transactions. The financial statements of the Company and its subsidiaries include, therefore, various estimates regarding the selection of the useful lives of property, plant and equipment, deferred charges amortization periods, as well as provisions for contingencies, income tax and other similar amounts.

(b) Determination of net income

Net income is determined on the accrual basis of accounting.

Sales revenues are recognized when the risk and product title are transferred to customers. This transfer occurs when the product is delivered to customers or carriers, depending on the type of sales.

The provisions for income tax and Value-Added Tax on Sales and Services (ICMS) are recorded gross of the tax incentive portions, with the amounts related to tax exemption and reduction recorded in a capital reserve, while the ICMS amounts are taken to income.

In accordance with the requirements of CVM Deliberation 273 and Instruction 371, the deferred income tax is stated at probable realizable value, expected to occur as described in Note 17 (b).

Monetary and foreign exchange variations on assets and liabilities are classified in “Financial income” and “Financial expenses”, respectively.

The Company has recognized in financial results for the period the market value of derivative contracts relating to cash flows and liabilities indexed to foreign currency or international interest rates.

Earnings per share are calculated based on the number of outstanding shares at the end of the period.

(c) Current assets and long-term receivables

Cash and cash equivalents comprise primarily cash deposits and marketable securities or investments with immediate liquidity or maturing within 90 days (Note 4).

Marketable securities are valued at the lower of cost or market, including accrued income earned to the balance sheet date. Derivative instruments are valued at their adjusted fair values, based on market quotations for similar instruments against future exchange and interest rates.

The allowance for doubtful accounts is set up at an amount considered sufficient to cover estimated losses on the realization of the receivables, taking into account the Company's loss experience. For a better calculation of the doubtful accounts the Company analyzes, on a monthly basis, the amounts and characteristics of trade accounts receivable.

Inventories are stated at average purchase or production cost, which is lower than replacement cost or realization value. Imports in transit are stated at the accumulated cost of each import. Inventories of consumable materials (“Warehouse”) are classified in current assets or long-term receivables, considering their history of consumption.

Deferred income tax is recognized upon favorable scenarios for its realization. Periodically, the amounts recorded are revalued in accordance with CVM Deliberation 273/98 and CVM Instruction 371/02.

Judicial deposits are stated net of the related contingent liabilities, pursuant to CVM Deliberation 489/05.

Other assets are shown at realizable values, including, where applicable, accrued income and monetary variations, or at cost in the case of prepaid expenses.

(d) Permanent assets

These assets are stated at cost plus restatements for inflation through December 31, 1995 considering the following:

. investments in subsidiaries, jointly-controlled entities and associated companies are accounted for on the equity method, plus unamortized goodwill/negative goodwill. Goodwill is calculated as the difference between the amount paid and the book value of net assets acquired. Goodwill is based on the expected future profitability of the investees and appreciation of the assets, and is amortized over a period of up to 10 years. Goodwill in merged companies is transferred  to property, plant and equipment and deferred charges, when based on asset appreciation and  future profitability of the investees, respectively. Other investments are carried at the cost of acquisition.

. interests in foreign subsidiaries are accounted for on the equity method and foreign exchange variances on assets is recorded in a separate account under operating profits. Balance sheet and income statement accounts are converted into Brazilian currency at the exchange rates ruling as of the closing date of the Quarterly Financial Information, according to CVM  Deliberation 28/86.

. property, plant and equipment is shown at acquisition or construction cost and, as from 1997,  includes capitalized interest incurred during the construction period. Capitalized interest is added to assets and depreciated as from the date they become operational.

. depreciation of property, plant and equipment is recorded on the straight-line basis at the rates mentioned in Note 12.

. amortization of deferred charges is recorded over a period of up to ten years, as from the time benefits begin to accrue.

. as from January 2006, in accordance with IBRACON Technical Interpretation 01/2006, the  Company records all programmed maintenance shutdown expenses in property, plant and equipment, as “Machinery, equipment and facilities”. Such stoppages occur at scheduled periods at intervals from two to six years and the related expenses are amortized until the beginning of the next maintenance shutdown (Note 12).

(e) Current and long-term liabilities

These are stated at known or estimated amounts, including accrued charges and monetary and exchange adjustments, as applicable.

The provision for loss in subsidiaries is recorded based on the net unsecured liabilities (excess of liabilities over assets) of these companies, and is recorded as a long-term liability against the equity results.

Defined benefit pension plans are accounted for based on the calculations made by independent actuaries, which in turn are based on assumptions provided by the Company.

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

(f) Deferred income

Deferred income includes negative goodwill of merged or consolidated companies, supported by the expected future profitability.

(g) Consolidated financial statements

The consolidated Quarterly Financial Information was prepared in accordance with the consolidation principles set forth in the Brazilian corporate law and supplementary provisions of CVM and include the financial statements of the Company and its subsidiaries and jointly-controlled entities, and Special Purpose Entities (Entidades de Propósito Específico - “EPEs”) in which the Company has direct or indirect share control, as shown below:

			Interest in total
			capital - %

		Head office
		(country)	Mar/07	Dec/06

Subsidiaries
Braskem Argentina S.R.L. (“Braskem Argentina”)	(i)	Argentina	98.00	98.00
Braskem America Inc. (“Braskem America”)		USA	100.00	100.00
Braskem Distribuidora Ltda. (“Braskem Distribuidora”)		Brazil	100.00	100.00
Braskem Europa		Holland	100.00	100.00
Braskem Incorporated Limited (“Braskem Inc”)		Cayman Islands	100.00	100.00
Braskem Participações S.A. (“Braskem Participações”)		Brazil	100.00	100.00
CINAL		Brazil	100.00	100.00
CPP - Companhia Petroquímica Paulista ("CPP")		Brazil	79.70	79.70
Politeno	(ii)	Brazil	96.16	96.16
Tegal - Terminal de Gases Ltda. ("Tegal")		Brazil	95.83	95.83

Jointly-controlled entities
CETREL S.A. - Empresa de Proteção Ambiental ("CETREL")	(iii)	Brazil	49.03	49.03
Companhia Petroquímica do Sul (“COPESUL”)		Brazil	29.46	29.46
Petroflex Indústria e Comércio S.A. (“Petroflex”)		Brazil	20.12	20.12
Petroquímica Paulínia S.A. (“Petroquímica Paulínia”)	(iv)	Brazil	60.00	60.00

Special Purpose Entities (“EPE’s”)	(v)
Chemical Fundo de Investimento em Direitos Creditórios (“Fundo Chemical”)	(vi)	Brazil		100.00
Chemical Fundo de Investimento em Direitos Creditórios (“Fundo Chemical II”)	(vii)	Brazil		9.19
Fundo Parin		Guernsey	100.00	100.00
Sol-Fundo de Aplicação em Cotas de Fundos de Investimento (“FIQ Sol”)		Brazil	100.00	100.00

Direct subsidiary of Copesul
COPESUL International Trading Inc.		Bahamas	100.00	100.00

Direct subsidiaries of Braskem Distribuidora
Braskem Cayman Ltd.		Cayman Islands	100.00	100.00
Braskem Importação e Exportação Ltda (“Braskem Importação”)		Brazil	100.00	100.00

Direct subsidiaries of Cayman
Braskem Overseas Inc (“Overseas”)	(viii)	Cayman Islands		100.00
Lantana Trading Company Inc (“Lantana”)		Bahamas	100.00	100.00

Direct subsidiary of Politeno
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)		Brazil	100.00	100.00

Direct subsidiary of Politeno Empreendimentos
Santeno Irrigações do Nordeste Ltda. (“Santeno”)		Brazil	100.00	100.00

(i) Including the interest of the subsidiary Braskem Distribuidora, Braskem’s interest is equal to 100.00% .
(ii) Company merged on April 2, 2007 (Note 29(a)).
(iii) Including the interest of subsidiary CINAL, Braskem’s interest amounts to 53.61% . Jointly-controlled entity pursuant to the provisions the by-laws.
(iv) Jointly-controlled entity pursuant to the provisions of the shareholders’ agreement
(v) Investments consolidated pursuant to CVM Instruction 408/04.
(vi) Fund wound up in January 2007.
(vii) The subordinated quotas held by Braskem were sold in the quarter ended March 2007.
(viii) Company wound up in January 2007.

In the consolidated Quarterly Information, the intercompany investments and the equity pick-up, as well as the intercompany assets, liabilities, income, expenses and unrealized gains arising from transactions between consolidated companies, were eliminated.

Minority interest in the equity and in the results of subsidiaries has been segregated in the consolidated balance sheet and statement of operations for the consolidated years, respectively. Minority interest corresponds to the respective participations in the capital of CPP, Politeno and Tegal.

Goodwill not eliminated on consolidation is reclassified to a specific account in permanent assets which gave rise to it, in accordance with CVM Instruction 247/96. Negative goodwill is reclassified to “Deferred income".

Pursuant to paragraph 1, article 23 of CVM Normative Instruction CVM 247/96 and authorization by CVM Letter SNC 004/2007, the Company has not consolidated on a pro rata basis the financial statements of the jointly-controlled entity Companhia de Desenvolvimento Rio Verde - CODEVERDE. This subsidiary is at pre-operating stage. Its information does not show significant changes and does not lead to distortions in the Company consolidated Quarterly Information.

CODEVERDE balance sheet (not reviewed) is summarized as follows:

	Feb/07(*)	Dec/06

Assets
Current assets	251	304
Non-current assets
Long-term receivables	103	102
Permanent assets	45,421	45,019

Total assets	45,775	45,425

Liabilities and shareholders’ equity
Current liabilities	93	100
Long-term liabilities	1,795	1,438
Shareholders’ equity	43,887	43,887

Total liabilities and shareholders’ equity	45,775	45,425

(*) The financial statements as of March 2007 are not available.

For a better presentation of the consolidated Quarterly Information, the cross-holding between the Company and the subsidiaries Braskem Participações and Politeno was reclassified as “Treasury share”. Total shares hold by the subsidiaries, as well as their shareholding in the Company’s total capital are stated below:

	Braskem Participações	Politeno

Common shares	580,331
Class A preferred shares	290,165	2,186,133
Interest in total capital	0.24%	0.60%

The reconciliation between the parent company and consolidated shareholders’ equity and the net income for the period is as follows:

			Net income for the
	Shareholders’ equity			period

	Mar/07	Dec/06	Mar/07	Mar/06

Parent company	4,567,204	4,447,514	108,979	119,747
Cross holding classified as treasury share	(60,999)	(60,999)
Exclusion of profits in subsidiaries’ inventories	(10,262)	(6,587)	(3,675)	168
Exclusion of the gain on the sale of investment between
related parties	(38,476)	(38,476)
Exclusion of results of financial transactions between
related parties	(12,303)	(12,829)	526	1,010
Reversal of amortization of goodwill on the sale of
investments between related parties	19,236	18,206	1,030	1,030
Exclusion of the gain on the assignment of right of use
between related parties	(34,942)	(34,942)

Consolidated	4,429,458	4,311,887	106,860	121,955

4 Cash and Cash Equivalents

	Mar/07	Dec/06

Cash and banks	337,499	130,128
Financial investments
Domestic	677,326	602,748
Abroad	449,963	393,049

	1,464,788	1,125,925

The domestic investments are mainly represented by quotas of a Braskem exclusive fund, which, in turn, holds quotas of domestic investment funds, such as fixed income investment funds, multiportfolio funds, investment fund quotas in credit rights, and other fixed-income securities. Foreign investments mainly comprise highly liquid government securities.

The Company maintains cash and cash equivalents sufficient to cover: (i) its working capital needs; (ii) investments anticipated in the business plan; and (iii) adverse conditions that may reduce the available funds.

Such funds are allocated in order to: (i) have a return compatible with the maximum volatility determined by the investment and risk policy; (ii) obtain a high spread of the consolidated portfolio; (iii) avoid the credit risk arising from the concentration in a few securities; and (iv) follow the market interest rate changes both in Brazil and abroad.

5 Marketable Securities

	Mar/07	Dec/06

Current assets
Government securities issued abroad		311,080
Investment fund	522,714	537,926

	522,714	849,006

Long-term receivables
Debentures with share in profit	6,826	6,826
Subordinated quotas of investment fund
Credit rights		46,612
Other	9,611	10,022

	16,437	63,460

Total	539,151	912,466

Braskem is the only quotaholder of the investment fund recorded in current assets. The portfolio comprises time deposits at Credit Suisse First Boston Bank (“CSFB”).

6 Trade Accounts Receivable

	Mar/07	Dec/06

Customers
Domestic market	747,599	833,045
Foreign market	502,975	324,864
Discounted trade bills	(101,015)	(110,875)
Allowance for doubtful accounts	(117,346)	(103,474)

	1,032,213	943,560
Long-term receivables	(45,625)	(51,766)

Current assets	986,588	891,794

The Company adopts an additional policy for realizing domestic trade accounts, by selling its receivables to investment funds with credit rights (Fundo Chemical, until December 2006, and Chemical II - Note 3 (g)).

In December 2006, the Company carried out a trade bill discount transaction with a financial institution, undertaking to reimburse it in the event of delinquency of the customers.

Changes in the allowance for doubtful accounts are as follows:

	Mar/07	Mar/06

At January 1	103,474	72,945
Additions classified as selling expenses	15,070	12,421
Recovery of credits provided for	(1,198)	(2,718)

At the end of the period	117,346	82,648

7 Inventories

	Mar/07	Dec/06

Finished products and work-in-process	861,929	870,257
Raw materials, production inputs and packaging	253,084	249,083
Warehouse (*)	296,613	298,779
Advances to suppliers	49,213	48,034
Imports in transit and other	38,912	16,758
Provision for adjustment to realization value	(14,827)	(16,089)

Total	1,484,924	1,466,822
Long-term receivables (*)	(22,780)	(22,946)

Current assets	1,462,144	1,443,876

(*)Based on its turnover, part of the maintenance materials inventory was reclassified to long-term.

Advances to suppliers and expenditures for imports in transit mainly relate to the acquisition of petrochemical naphtha, which is the main raw material of the Company.

8 Related Parties

					Balances

	Current assets			Long-term receivables

			Trade
	Cash & cash	Marketable	accounts	Marketable	Related
	equivalents	securities	receivable	securities	parties

Subsidiaries
Braskem America			26,867
Braskem Argentina			3,038
Braskem Distribuidora					130
Braskem Europa			7,130
Braskem Inc.			17,418
Cayman			12		52
CINAL			1,153		1,264
Lantana			12,798
Politeno			25,138		248,892
Tegal (i)			5		2,420

Jointly-controlled entities
CETREL (i)			27		135
Copesul			3,207
Petroflex			10,568

SPE´s
Fundo Parin		522,715
FIQ Sol	407,124

Associated company
Borealis			3,057

Related parties
Petróleo Brasileiro S.A.
("Petrobras")			5,298		39,680
Petrobras Distribuidora S.A.			1,797
Other			4,830		1,918

At March 31, 2007	407,124	522,715	122,343		294,491

At December 31, 2006	395,230	537,926	161,461	46,612	229,308

(i) Amounts stated under “Related parties”, in long-term receivables, refer to advances for future capital increase.

				Balances

	Current liabilities		Long-term liabilities

				Related
	Suppliers	Debentures	Suppliers	parties

Subsidiaries
Braskem Argentina	3,368
Braskem Importação				1,402
Braskem Participações				5,411
Lantana
Politeno				2,130
Tegal	139			2,874

Jointly-controlled entities
CETREL	47
Copesul	625,436

Related parties
ODBPAR INV (ii)		1,162,037
CNO	11,310
Petrobras	17,050
Petrobras Distribuidora S.A.	11,476

At March 31, 2007	668,826	1,162,037		11,817

At December 31, 2006	1,139,205	1,130,752	17,644	7,050

(ii) Debentures issued by Braskem (Note 15)

				Transactions

		Raw materials,
	Product	services & utilities	Financial	Financial
	sales	purchases	income	expenses

Subsidiaries
Braskem America	10,980		(1,287)
Braskem Argentina	3,108		(70)	(116)
Braskem Distribuidora			(66)
Braskem Europa	7,217		4
Braskem Inc.	17,196		(333)	(136)
Braskem Importação
Braskem Participações
Cayman			(1)	41
CINAL	118	2,850	78	167
Lantana			27
Politeno	295,367	11,977	6,692
Politeno Empreendimentos				63
Tegal		4,950	100	12

Jointly-controlled entities
CETREL	147	4,299
Copesul	1,253	670,402		20,977
Petroflex	119,986

Associated company
Borealis	20,891

Related parties
ODBPAR INV				31,285
CNO		26,917
Petrobras	5,898	926,365	812	13,977
Petrobras Distribuidora S.A.	6,987	77,965		(234)
Other	14,977

At March 31, 2007	504,125	1,725,725	5,956	66,036

At March 31, 2006	494,597	1,956,360	1,011	40,975

“Trade accounts receivable” and “Suppliers” include the balances resulting from transactions with related parties, arising mainly from the following sales and purchases of goods and services:

Sales of Braskem:

Company	Products/inputs

Borealis / Cayman / Lantana / Braskem America	Thermoplastic resins
Braskem Inc.	Basic petrochemicals
Polialden / Politeno	Ethylene and utilities
Petroflex	Butadiene
Petrobras	Gasoline

Purchases of Braskem:

Company	Products/inputs/services

CINAL / Cetrel	Utilities, treatment and incineration of waste
Copesul	Ethylene, propane and utilities
Petrobras	Naphtha
Petrobras Distribuidora	Fuel
Polialden	Thermoplastic resins
CNO	Construction and maintenance services
Tegal	Gas storage services

These transactions are carried out at normal market prices and conditions, considering (i) for purchase and sale of ethylene, international market prices, and (ii) for purchases of naphtha from Petrobras, the European market prices. Until March 31, 2007, the Company also imported naphtha at a volume equal to 27% of its consumption.

The related parties balance includes current account balances with group companies, remunerated at 100% of CDI. The current accounts are used by the Company and its direct and indirect subsidiaries to centralize available cash in a central pool for settlement of their obligations. The Company and its direct and indirect subsidiaries current-account holders in this pool.

9 Taxes Recoverable

	Mar/07	Dec/06

Excise tax (IPI) (standard operations)	63,592	61,125
Value-added Tax on Sales and Services (ICMS)	668,511	693,548
Social Integration Program (PIS) and Social Contribution on
Revenues (Cofins)	76,513	109,112
Social investment Fund (Finsocial)	10,363	11,813
PIS – Decrees-Law 2445 and 2449/88	55,194	55,194
Income and Social Contribution taxes	39,730	37,193
Tax on Net Income - ILL	1,606	1,589
Other	56,326	65,273

Total	971,835	1,034,847
Current assets	(287,619)	(336,350)

Long-term receivables	684,216	698,497

(a) IPI

In the 1st quarter of 2005, the Company used up its IPI credits from acquisition of raw materials taxed at a zero rate, when related to transactions involving the establishments of absorbed company OPP Química S.A. (OPP Química), located in the State of Rio Grande do Sul. This excise tax credit derived from a lawsuit filed by OPP Química in July 2000 for full adoption of the non-cumulative tax principle to said establishments.

On December 19, 2002, the Federal Supreme Court (STF) – based on its full-bench precedents on this matter – entertained an extraordinary appeal lodged by the National Treasury and affirmed the erstwhile decision rendered by the Regional Federal Court (TRF), 4th Circuit, thus recognizing OPP Química’s entitlement to the IPI tax credit on said acquisitions, covering the ten-year period prior to the filing date and accruing the SELIC benchmark rate until the date of actual use of such credits.

The STF determination was challenged by the National Treasury via special appeal known as agravo regimental, which is pending judgment by the 2nd Panel of STF. In this special appeal, the National Treasury is no longer challenging the company’s entitlement to the IPI tax credit from acquisition of raw materials taxed at a zero rate, but rather alleging some inaccuracies in the court determination as to non-taxed inputs and raw materials, the restatement of tax credits, and the respective calculation rate. According to the opinion of the Company’s legal advisors, all these aspects have already been settled in the STF and TRF court decisions favorably to OPP Química, or even in the STF full-bench precedents. For this reason, the special appeal referred to above poses no risk of changes in the Company’s entitlement to the tax credit, even though the STF itself is revisiting this matter in a similar lawsuit involving another taxpayer (this judgment is currently on hold).

In December 2002, OPP Química booked the related tax credit of R$ 1,030,125, which was offset by the Company with IPI itself and other federal tax debts.

On September 28, 2006, the Company was given four infraction notices (autos de infração) for use of those IPI tax credits at the Rio Grande do Sul establishments of absorbed company OPP Química. The Company presented administrative defenses against such infraction notices.

Two of these infraction notices were issued solely to avoid forfeiture of the tax authorities’ right to dispute the use of tax credits until ten years before the filing of a lawsuit by the Company (R$ 308,629). However, the Company’s use of tax credits is protected by the STF final and conclusive determination, which voids the content of said notices.

The other two infraction notices (R$ 791,371) allege that there is no favorable court decision supporting the Company’s use of tax credits deriving from future acquisition of raw materials. However, those court rulings did warrant the Company’s ongoing entitlement to offset its tax credits. In the opinion of its legal advisors, the Company stands good chances of prevailing against these four infraction notices.

Similar lawsuits have also been filed by the Company's branches located in the States of São Paulo, Bahia and Alagoas (Note 16(ii)).

(b) ICMS

The Company has accrued ICMS tax credits, basically on account of its high level of exports (exempt from ICMS taxation) and outgoing products (subject to deferred state taxation).

The Company’s Management is giving priority to a number of actions aimed at optimal use of such credits and, currently, no losses are expected from realization of those credits.

The Management’s actions comprise, among others:

.. Obtaining from the Rio Grande do Sul state authorities an authorization for transfer of these credits to third parties, backed by Agreement TSC 036 of 2006 (published in the Official Gazette on October 19, 2006).

.. Obtaining from the Bahia state authorities a greater reduction in the tax base of ICMS levied on imported petrochemical naphtha (from 40% to 60%), as per article 347, paragraphs 9 and 10 of the Bahia State ICMS Regulations (Decree 9681 of 2005).

.. Increasing the ICMS tax base in connection with the sale of fuels to refiner (from 40% to 100%), as per article 347 of the Bahia State ICMS Regulations.

.. Replacing the exports of co-products by domestic market transactions with identified clients.

.. Starting feedstock imports under specific customs prerogatives, thus ensuring a lower generation of ICMS credits.

Based on the Company’s Management projection over the term for realization of those credits, which came to R$ 668,511 on March 31, 2007 (December 31, 2006 – R$ 693,548), the amount of R$ 538,012 (December 31, 2006 – R$ 539,033) was posted as noncurrent assets.

10 Judicial Deposits and Compulsory Loan – Long-term Receivables

	Mar/07	Dec/06

Judicial deposits
Tax claims	17,365	16,268
Labor and other claims	26,991	35,362

Compulsory loan
Eletrobrás	18,980	18,980

	63,336	70,610

11 Investments

(a) Information on investments

	Number of shares or quotas held (thousands)

						Interest in		Interest in
				Mar/07	Dec/06	total capital (%)		voting capital (%)

	Common	Pref.
	shares	shares	Quotas	Total	Total	Mar/07	Dec/06	Mar/07	Dec/06

Subsidiaries
Braskem America (i)	40			40	40	100.00	100.00	100.00	100.00
Braskem Argentina (i)			19,600	19,600	19,600	98.00	98.00	98.00	98.00
Braskem Inc.	40,095			40,095	40,095	100.00	100.00	100.00	100.00
Braskem Participações	6,500,000			6,500,000	6,500,000	100.00	100.00	100.00	100.00
Braskem Distribuidora			31,649	31,649	31,649	100.00	100.00	100.00	100.00
Braskem Europa (i)			500	500	500	100.00	100.00	100.00	100.00
CINAL	92,587			92,587	92,587	100.00	100.00	100.00	100.00
CPP	8,465			8,465	8,465	79.70	79.70	79.70	79.70
Politeno	62,422,578	1,190,136		63,612,714	63,612,714	96.16	96.16	100.00	100.00
Tegal			23,157	23,157	23.157	95.83	95.83	95.83	95.83

Jointly-controlled entities
CETREL	730			730	730	49.03	49.03	49.03	49.03
CODEVERDE	9,755			9,755	9,755	35.55	35.55	35.55	35.55
Copesul	44,255			44,255	44,255	29.46	29.46	29.46	29.46
Petroflex	4,759	2,321		7,080	7,080	20.12	20.12	20.14	20.14
Petroquímica Paulínia	67,582			67,582	67,582	60.00	60.00	60.00	60.00

Associated companies
Borealis	18,949			18,949	18,949	20.00	20.00	20.00	20.00
Rionil			3,061	3,061	3,061	33.33	33.33	33.33	33.33
Sansuy			271	271	271	20.00	20.00	20.00	20.00

Information on investments of subsidiaries

Braskem Distribuidora
Braskem Argentina (i)			400	400	400	2.00	2.00	2.00	2.00
Braskem Importação			252,818	252,818	252,818	100.00	100.00	100.00	100.00
Cayman	900			900	900	100.00	100.00	100.00	100.00

Cayman
Overseas (i)					1		100.00		100.00
Lantana	5			5	5	100.00	100.00	100.00	100.00

Cinal
CETREL	68			68	68	4.58	4.58	4.58	4.58

Politeno
Politeno Empreendimentos			24	24	24	100.00	100.00	100.00	100.00

Politeno Empreendimentos
Santeno			2,966	2,966	2,966	100.00	100.00	100.00	100.00

(i) Number of shares or quotas expressed in units.

Information on investments (continued)

			Adjusted shareholders’
	Adjusted net income (loss)		equity (unsecured
		for the quarter		liabilities)

	Mar/07	Mar/06	Mar/07	Dec/06

Subsidiaries
Braskem America	(135)	726	5,301	5,668
Braskem Argentina	(778)		1,310	2,209
Braskem Europa	111		1,293	1,217
Braskem Inc.	2,562	12,221	53,881	53,512
Braskem Participações	(288)	(49)	21,461	21,749
Braskem Distribuidora	(5,316)	(7,235)	94,616	99,932
CINAL	33	785	24,815	24,782
CPP			10,621	10,621
Politeno	(158)	7,685	495,289	495,447
Tegal	184	22	14,327	14,143

Jointly-controlled entities
CETREL	5,773	6,310	115,819	109,474
CODEVERDE			43,887	43,887
Copesul	192,998	146,139	1,493,212	1,300,160
Petroflex	12,984	(4,827)	321,508	306,817
Petroquímica Paulínia			130,138	130,138

Associated companies
Borealis	1,507		109,398	117,906
Rionil	296	2	5,823	6,070
Sansuy	184	(32,808)	(25,177)	(25,359)

Information on investments of subsidiaries
Braskem Distribuidora
Braskem Argentina	(778)		1,310	2,209
Braskem Importação	34	39	560	526
Cayman	(2,156)	(2,697)	3,154	5,539
Cayman
Lantana	(1,856)	(1,194)	(196,513)	(202,973)
Overseas		(796)
Cinal
CETREL	5,773	6,310	115,819	109,474
Politeno
Politeno Empreendimentos	(36)	872	14,149	14,185
Politeno Empreendimentos
Santeno	(23)	57	1,670	1,693

Quotation of related parties listed on the São Paulo Stock Exchange:

			Quotation (R$)		Trading unit

	Type	Code	Mar/07	Dec/06

Politeno	PNA	PLTO5	9.90	10.50	1,000 shares
	PNB	PLTO6	9.40	5.45	1,000 shares
Copesul	ON	CPSL3	36.25	38.10	1 share
Petroflex	ON	PEFX3	14.10	14.40	1 share
	PNA	PEFX5	13.35	14.85	1 share

(b) Investment activity in subsidiaries, jointly-controlled entities and associated companies

			Subsidiaries and jointly-controlled entities

					Mar/07

	Braskem	Braskem	Braskem	Braskem	Braskem
	Distribuidora	America	Inc.	Participações	Europa

At January 1	99,932	5,668	53,512	21,749	1,217
Addition through exchange/ purchase of shares/ merger (i)
Addition through capital increase/ organization
Write-off through transfer/ sale/ merger/ spin-off
Dividends
Equity in the results	(5,316)	(135)	2,562	(288)	111
Recording of goodwill (negative goodwill)
Amortization of (goodwill) negative goodwill
Exchange variation on foreign investment		(232)	(2,193)		(35)
Transfer of goodwill on merger (ii)
Other

At the end of the period	94,616	5,301	53,881	21,461	1,293

		Subsidiaries and jointly-controlled entities (continued)

					Mar/07

				Petroquímica
	CETREL	CINAL	COPESUL	Paulínia	Petroflex

At January 1	65,534	16,051	541,812	78,082	61,117
Addition through exchange/ purchase of shares/ merger (i)
Addition through capital increase / organization
Write-off through transfer/ sale / merger/ spin-off
Dividends
Equity in the results	3,110	33	56,875		2,956
Recording of goodwill (negative goodwill)
Amortization of (goodwill) negative goodwill	(391)		(8,069)
Exchange variation on foreign investment
Transfer of goodwill on merger (ii)
Other

At the end of the period	68,253	16,084	590,618	78,082	64,073

		Subsidiaries and jointly-controlled entities (continued)

				Mar/07	Dec/06

	Politeno (iii)	Tegal	Other	Total	Total

At January 1	837,867	13,553	17,232	1,813,326	2,024,713
Addition through exchange/purchase of shares/ merger (i)					331,023
Addition through capital increase/ organization					74,958
Write-off through transfer/ sale/ merger/ spin-off					(287,489)
Dividends					(173,970)
Equity in the results	(152)	177	(762)	59,171	170,940
Recording of goodwill (negative goodwill)	26,824			26,824	82,705
Amortization of (goodwill) negative goodwill	(15,188)			(23,648)	(61,648)
Exchange variation on foreign investment			(119)	(2,579)	(10,990)
Transfer of goodwill on merger (ii)					(337,328)
Other					412

At the end of the period / year	849,351	13,730	16,351	1,873,094	1,813,326

(i) Additions through merger arise mainly from the corporate restructuring described in Note 1(c).
(ii) Goodwill on the merger of Polialden was transferred from “Investments” to “Deferred charges”, pursuant to CVM Instruction 319/99.
(iii) Equity in the results includes the effect of the distribution of dividends for preference shares with incentives.

				Associated

				companies
			Mar/07	Dec/06

	Borealis	Rionil	Total	Total

At January 1	23,581	2,023	25,604	25,761
Equity in the results	298	(82)	216	1,843
Dividends	(2,000)		(2,000)	(2,000)

At the end of the period / year	21,879	1,941	23,820	25,604

Goodwill (negative goodwill) underlying the investments

						Mar/07	Dec/06

	Cetrel (i)	Cinal	Copesul (ii)	Politeno (iiI)	Other	Total	Total

Cost of goodwill/(negative
goodwill)	11,859	(8,731)	158,774	359,430	(2,114)	519,218	1,330,604
Goodwill on the acquisition of
shares (iii)				26,824		26,824	79,788
(-) Accumulated amortization	(391)		(8,069)	(15,188)		(23,648)	(543,001)
Transfer through merger							(337,328)
Negative goodwill value							(10,845)

Goodwill (negative goodwill), net	11,468	(8,731)	150,705	371,066	(2,114)	522,394	519,218

(i) Goodwill based on the appreciation of property, plant and equipment, and amortized up to 2015.
(ii) Goodwill base don future profitability, amortized up to 2011.
(iii) Estimated goodwill on shares purchased in April 2006 (Note 1(c)), the final price of which will be determined in November 2007.

In the consolidated Quarterly Information, goodwill is stated in property, plant and equipment or deferred charges, while negative goodwill is stated in deferred income, in accordance with CVM Instruction 247/96.

(c) Information on the main investees with operating activities

Copesul

COPESUL is engaged in the manufacture, sale, import and export of chemical, petrochemical and fuel products and the production and supply of utilities, as well as providing various services used by the companies in the Triunfo Petrochemical Complex in the State of Rio Grande do Sul and management of logistic services related to its waterway and terrestrial terminals.

Polialden

Polialden, merged into the Company on May 31, 2006 (Note 1(c)), was engaged in the manufacture, processing, sale, import and export and any other activities related to the production or sale of high-density polyethylene and other chemical and petrochemical products. The main raw material for all of its products was ethylene, which was supplied by Braskem. Polialden operated an industrial plant in Camaçari –– Bahia.

Politeno

Politeno, merged on April 2, 2007 (Note 29), was engaged in the manufacture, processing, direct or indirect sale, consignment, export, import and transportation of polyethylene and by-products, as well as the participation in other companies. The main raw material for all of its products was ethylene, which was supplied by Braskem. Politeno operated an industrial plant in Camaçari - Bahia.

CETREL

The activities of CETREL are to supervise, coordinate, operate and monitor environmental protection systems; carry out research in the environmental control area and in the recycling of waste and other materials recoverable from industrial and urban emissions; monitor the levels of environmental pollution of air quality, water resources and other vital elements; perform environmental diagnostics; prepare and implement projects of environmental engineering solutions; develop and install environmental management systems and those relating to quality, laboratory analyses, training, environmental education and also specification, monitoring and intermediation in the acquisition of materials of environmental protection systems.

CINAL

Until July 2006, CINAL was engaged in the implementation of the Basic Industrial Nucleus of the Alagoas Chlorine chemical Complex and the production and sale of goods and several services, such as steam, industrial water, industrial waste treatment and incineration of organ chlorine waste for the companies located in the mentioned Industrial Nucleus. In July 2006, the assets associated with the production of steam, industrial water and other industrial inputs were spun-off and merged into the Company (Note 1(c)).

Petroquímica Paulínia

On September 16, 2005, Braskem and Petroquisa formed Petroquímica Paulínia, which will be responsible for the implementation and operation of a new polypropylene unit to be built at Paulínia – São Paulo, using as raw material polymer-grade propylene supplied by Petrobras. Operations are scheduled to start by early 2008, using last-generation Braskem technology. Startup of this venture is scheduled for the first quarter of 2008.

12 Property, Plant and Equipment and Intangible Assets

			Mar/07	Dec/06	Average annual depreciation rates (%)

		Accumulated
	Cost	depreciation	Net	Net

Property, plant and equipment

Land	21,266		21,266	21,267
Buildings and improvements	897,934	(394,271)	503,663	507,467	2.7
Machinery, equipment and facilities	7,406,418	(3,515,231)	3,891,187	3,900,880	7.1
Mines and wells	27,634	(23,209)	4,425	4,626	10.6
Furniture and fixtures	44,515	(34,570)	9,945	9,628	9.8
Information technology equipment	67,627	(51,205)	16,422	13,404	20.0
Maintenance stoppages in progress	55,021		55,021	77,843
Projects in progress	1,321,171		1,321,171	1,271,773
Capitalized interest on projects in progress	121,497		121,497	104,566
Other	139,235	(49,561)	89,674	82,676	15.4

	10,102,318	(4,068,047)	6,034,271	5,994,130

Intangible assets

Brands and patents	512	(502)	10	12	10.3
Technology	45,806	(33,080)	12,726	13,758	11.8
Rights of use	136,837	(22,530)	114,307	115,356	19.8

	183,155	(56,112)	127,043	129,126

	10,285,473	(4,124,159)	6,161,314	6,123,256

Projects in progress relates mainly to projects for expansion of the industrial units capacities, operating improvements to increase the useful lives of machinery and equipment, excellence projects in maintenance and production, as well as programs in the areas of health, technology and security.

At March 31, 2007, property, plant and equipment includes the appreciation, in the form of goodwill arising from the merger of subsidiaries, in conformity with CVM Instruction 319/99, in the net amount of R$ 798,924 (December 31, 2006 - R$ 819,754).

As from January 2006, in accordance with IBRACON Technical Interpretation 01/2006, the Company records all programmed maintenance shutdown expenses in property, plant and equipment, as “Machinery, equipment and facilities”. Such expenses, which arise from the partial or full production stoppage, occur at scheduled periods at intervals from two to six years and are amortized in production cost until the beginning of the next maintenance shutdown.

Also because of the adoption of Technical Interpretation 01/2006, in the first quarter of 2006, the Company recorded additional depreciation of machinery and equipment in the amount of R$ 164,890. As this is a change in accounting criterion and depreciation in relation to years prior to 2006, this amount was recorded in Shareholders’ equity, in the Accumulated deficit line, as required by Technical Interpretation 01/2006 and article 186 of the Brazilian corporate law.

13 Deferred Charges

			Mar/07	Dec/06	Average

					annual
		Accumulated			amortization
	Cost	amortization	Net	Net	rates (%)

Organization and system implementation expenses	325,487	(218,825)	106,662	117,465	17.7
Expenditures for structured transactions	314,443	(182,336)	132,107	144,609	16.1
Goodwill on merged investments (i)	1,865,551	(913,108)	952,443	1,017,073	12.5
Research and development	59,798	(26,466)	33,332	34,816	7.4
Pre-operating expenses and other items	17,507	(6,618)	10,889	11,323	17.0

	2,582,786	(1,347,353)	1,235,433	1,325,286

(i) Goodwill on merger is based on future profitability and is being amortized in up to 10 years, according to appraisal reports issued by independent experts. The recording of this goodwill in deferred charges is in conformity with CVM Instruction 319/99.

14 Loans and Financing

	Annual financial charges	Mar/07	Dec/06

Foreign currency
Eurobonds	Note 14(a)	2,142,517	2,218,789
Export prepayment	Note 14(b)	295,455	312,457
Medium - Term Notes	Note 14(c)	721,652	763,523
Raw material financing	YEN exchange variation + fixed interest of 6.70%	828	1,302
	USD exchange variation + average interest of 5.85% (2006 -5.73% )	22,275	3,397
Permanent asset financing	USD exchange variation + interest of 9.47 (2006 – 9.73%)	7,897	8,022
	USD exchange variation + fixed interest of 7.14%	598	613
BNDES	Average fixed interest of 10.00% + post-fixed restatement
	(UMBNDES) (i)	38,487	39,558
Working capital	USD exchange variation + interest of 8.10%	165,005	168,678
	USD exchange variation + interest of 6.91%	3,890	3,988
Local currency
BNDES	Fixed interest of 4.00% +TJLP	279,084	263,248
BNB	Fixed interest of 9.78% (2006 – 11.81%)	122,168	125,273
FINEP	Fixed interest of 1.00% +TJLP	75,464	76,630
Project financing (NEXI)	YEN exchange variation + interest of 0.95% above TIBOR	269,242	281,883

Total		4,144,562	4,267,361
Current liabilities		(667,046)	(675,674)

Long-term liabilities		3,477,516	3,591,687

(i) UMBNDES = BNDES monetary unit.

(a) Eurobonds

In April 2006, the Company completed the issue of US$ 200,000 thousand perpetual bonds. The bonds are redeemable at the option of the Company in 360 months, and quarterly as from 2011. Funds raised were used for working capital purposes and acquisition of Politeno shares.

In September 2006, the Company approved the issue of US$ 275.000 thousand Bonds, with a 8% coupon and maturity in ten years. Funds raised were used mainly for the partial repurchase of Medium-Term Notes (“MTN”) of the 3rd tranche (Note 14(c)).

Composition of transactions:

	Issue amount		Interest
Issue date	US$ thousand	Maturity	% p.a.	Mar/07	Dec/06

Jun/1997	150,000	Jun/2007	9.00	314,865	321,101
Jul/1997	250,000	Jun/2015	9.38	528,485	538,537
Jun/2005	150,000	None	9.75	308,798	321,990
Apr/2006	200,000	None	9.00	417,344	435,175
Sep/2006	275,000	Jan/2017	8.00	573,025	601,986

				2,142,517	2,218,789

(b) Export prepayments

Composition of transactions:

	Initial amount
	US$	Settlement
Date	thousand	date	Charges (% p.a)	Mar/07	Dec/06

Jun/2004	200,000	Jun/2009	1.45 + 6-month LIBOR	261,535	268,160
Jan/2005	45,000	Jan/2008	1.55 + 3-month LIBOR	33,920	44,297

				295,455	312,457

(c) Medium-Term Notes ("MTN") program

Composition of transactions:

	Amount	Issue		Interest
Issue	US$ thousand	date	Maturity	p.a.	Mar/07	Dec/06

3rd tranche	275,000	Nov/2003	Nov/2008	12.50%	196,050	197,522
4th tranche	250,000	Jan/2004	Jan/2014	11.75%	525,602	566,001

					721,652	763,523

To restructure its debt, in September 2006, the Company repurchased part of the notes of the 3rd tranche, in the amount of US$ 184,600 thousand, corresponding to 67% of the original issue. In addition to the principal, note holders were paid the amount relating to due and not yet due interest, brought to present value.

(d) FINAME, BNDES and BNB

These loans relate to various transactions aiming at increasing production capacity, as well as environmental programs, operating control centers, laboratory and waste treatment stations. Principal and charges are payable monthly up to June 2016.

In June 2005, a BNDES credit line was approved, in the amount of R$ 384,600, of which R$ 295,335 was released up to March 31, 2007.

In November 2006, a further BNDES credit line was approved in the amount of R$ 48,449, of which R$ 23,014 was released up to March 31, 2007.

(e) Project financing

In March and September 2005, the Company obtained loans in Japanese currency from Nippon Export and Investment Insurance ("NEXI"), in the amount of YEN 5,256,500 thousand -R$ 136,496, and YEN 6,628,200 thousand - R$ 141,529. The principal is payable in 11 installments as from March 2007, with final maturity in June 2012.

As part of its risk management policy (Note 22), the Company entered into a swap contract in the total amount of these loans, which, in effect, change the annual interest rate to 101.59% of CDI for the tranche drawn down in March, and 104.29% and 103.98% of CDI for the tranches drawn down in September 2005. The swap contract was signed with a leading foreign bank and its maturity, currencies, rates and amounts are perfectly matched to the financing contracts. The effect of this swap contract is recorded in financial results, under monetary variation of financing (Note 23).

(f) Repayment schedule and guarantees

Long-term loans mature as follows:

	Mar/07	Dec/06

2008	405,471	456,129
2009	215,555	211,522
2010	161,954	150,603
2011	125,873	109,697
2012 and thereafter	2,568,663	2,663,736

	3,477,516	3,591,687

For financing and debentures, the Company has given security as stated below:

		Total	Loan
	Maturity	guaranteed	amount	Guarantees

BNB	Jan/2016	122,168	122,168	Mortgage, machinery and equipment
BNDES	Jan/2012	317,571	317,571	Mortgage, machinery and equipment
1st and 2nd series debentures	Jun/2009	1,319,153	2,137,211	Shares and credit rights
NEXI	Mar/2012	199,073	269,242	Insurance premium
FINEP	Mar/2012	75,464	75,464	Mortgage and surety bond
Other institutions	Nov/2007			Surety/ endorsement and promissory
	to Dec/2008	65,517	200,493	notes

	Total	2,098,946	3,122,149

At March 31, 2007, the company is the direct financing guarantor of the jointly-controlled entity Petroflex for R$ 8,296 (December 31, 2006 - R$ 12,742) corresponding to 40% of Petroflex’ debt with BNDES.

In December 2006, the Company, together with Petrobras Química S.A. – Petroquisa, entered into a supporting agreement with BNDES, under which Braskem and Petroquisa undertake to provide, in proportion to their respective interests in the capital of Petroquímica Paulínia, the required funds to meet any insufficiencies arising from delinquency on the part of this company. Accordingly, the Company may be required to make disbursements to Petroquímica Paulista of up to R$ 339,720, as capital contribution or loan.

These amounts correspond to the maximum amount of potential future repayments (not discounted) that the Company may be required to make.

(h) Capitalized interest

As described in Note 3(d), the Company adopts the accounting practice of capitalizing interest on financing during the period of asset construction. The Company policy is to apply the weighted average financial charge rate on the debt to the balance of projects in progress. This amount is limited to the amount of charges incurred in the period.

During the first quarter of 2007, the average rate used was 7% p.a. and the amounts capitalized during the periods are stated below:

	Mar/07	Dec/06

Gross financial charges	51,321	535,830
(-) Capitalized interest	(21,601)	(114,664)

Net financial charges	29,720	421,166

15 Debentures

At a meeting held on August 2, 2006, the Board of Directors approved the 14th issue of 50,000 simple, unsecured debentures, not convertible into shares, in a single series, for a total of R$ 500,000. The debentures were subscribed and paid up on September 1, 2006.

At a meeting held on November 29, 2006, the Board of Directors approved the cancellation of 1,500 debentures of the 12th issue, to mature in June 2009.

Composition of transactions:

	Unit
Issue	value	Maturity	Remuneration	Remuneration payment	Mar/07	Dec/06

1st .(i)	R$ 10	Jul/2007	TJLP variation + interest of	Upon maturity	1,162,037	1,130,752
			5% p.a.
12th.(ii)	R$ 100	Jun/2009	117.00% of CDI	Biannually as from Dec/2004	157,116	151,729
13th .(ii)	R$ 10	Jun/2009	104.10% of CDI	Biannually as from Dec/2005	312,631	303,074
14th.(ii)	R$ 10	Sep/2011	103.50% of CDI	Biannually as from Mar/2007	505,427	521,801

					2,137,211	2,107,356

(i) Private’s issue of debentures convertible into class A preferred shares. At present, these securities are held by ODBPARINV (Note 8).
(ii) Public’s issues of debentures not convertible into shares.

The debenture activity in the period/ year is summarized as follows:

	Mar/07	Dec/06

At January 1	2,107,356	1,608,642
Financial charges	62,232	248,622
Issue		500,000
Amortization / cancellation	(32,377)	(249,908)

At the end of the period / year	2,137,211	2,107,356
Less: Current liabilities	(1,187,211)	(1,157,356)

Long-term liabilities	950,000	950,000

16 Taxes and Contributions Payable – Long-term Liabilities

		Mar/07	Dec/06

IPI credits offset
IPI – export credit	(i)	657,624	646,641
IPI – zero rate	(ii)	514,787	505,852
IPI – consumption materials and property, plant and
equipment		40,880	44,593

Other taxes and contributions payable
PIS /COFINS - Law 9718/98	(iii)	138,935	134,573
Education contribution, SAT and INSS		35,472	32,520
PAES-Law 10684	(iv)	34,958	36,596
Other		4,430	7,374

(-) Judicial deposits		(128,872)	(128,451)

		1,298,214	1,279,698

The Company has challenged in court certain changes in the tax law. The related restated amounts have been provided for. The Company did not record contingent assets.

(i) IPI Tax Credit on Exports (Crédito- Prêmio)

The Company – by itself and through absorbed companies – challenges the term of effectiveness of the IPI tax credit (crédito-prêmio) introduced by Decree-law 491 of 1969 as an incentive to manufactured product exports. Lower courts have granted most lawsuits to that end, but such favorable decisions may still be appealed.

According to its legal advisors, the Company stands good chances of success in these suits. The Superior Court of Justice (STJ) is currently entertaining an identical lawsuit lodged by another taxpayer (judgment is currently on hold). Most of the STJ justices who have cast their votes to date recognized that such tax benefit continued after 1983.

(ii) IPI – Zero rate

Absorbed companies OPP Química, Trikem and Polialden have filed lawsuits claiming IPI tax credits from the acquisition of raw materials and inputs that are exempt, non-taxed or taxed at a zero rate. Lower courts have granted most lawsuits to that end, but such favorable decisions may still be appealed. The Company’s legal advisors are of the opinion that these cases are likely to prevail; the STF itself is revisiting this matter as well.

In a decision rendered in February 2007 on a case unrelated to the Company, the STF found against the right to offset zero-rate IPI credits by a tight majority (6 to 5). This judgment is currently on hold, as the STF justices are yet to deliberate on the effects of such decision. In light of this shift in its stance, the STF should now determine when such new precedent will take effect (that is, whether it will have future or retrospective effects).

(iii) PIS/COFINS - Law 9718 of 1998

The Company – by itself and through absorbed companies – has brought a number of lawsuits to challenge the constitutionality of the changes in the PIS and COFINS tax bases deriving from Law 9718 of 1998.

In February 2006, court decisions favorable to the Company’s cases initiated in March 1999 became final and conclusive.

As the STF Full Bench had definitively ruled, in November 2005, that the increase in PIS and COFINS tax rates under said law was unconstitutional, the Company – also in reliance on the opinion of its legal advisors – believes that it shall prevail in the other cases as well. The positive impact on the Company’s results will come to approximately R$ 106,941, considering the amounts provisioned for at March 31, 2007.

Some of these lawsuits also challenged the escalation of COFINS tax rates from 2% to 3%. In the opinion of its legal advisors, the Company stands remote chances in this specific regard. This fact, coupled with the recent unfavorable determination from the STF, led the Company to file for voluntary dismissal of this claim in most suits and settle the debt in cash on December 15, 2006.

(iv) Special Installment Program - PAES - Law 10684/03

In August 2003, absorbed company Trikem opted to file for voluntary dismissal of its lawsuit against the COFINS rate increase from 2% to 3% under Law 9718 of 1998, thus qualifying for the more favorable payment conditions under the PAES program instituted by Federal Law 10684 of 2003. The amount due is being paid in 120 monthly installments. The outstanding debt is R$ 41,513 as of March 31, 2007, being R$ 6,555 in current liabilities and R$ 34,958 in noncurrent liabilities (December 31, 2006 – R$ 43,151, being R$ 6,555 in current liabilities and R$ 36,596 in noncurrent liabilities).

Even though the Company had met all legal requirements and payments were being made as and when due, the National Treasury Attorney’s Office (PFN) disqualified the Company for PAES on two different occasions, and the Company obtained a court relief reinstating it to PAES in these two events. In reliance on the opinion of its legal advisors, Management believes that the Company’s eligibility for these installment payments will be upheld as originally requested.

17 Income and Social Contribution Taxes on Net Income

(a) Current income tax

	Mar/07	Mar/06

Income before income tax	131,314	150,323

Adjustments to net income for the period
Permanent additions	5,657	4,873
Temporary additions	93,536	79,902
Permanent exclusions	(72,863)	(73,801)
Temporary exclusions	(68,370)	(84,847)

Taxable income before tax loss carryforward	89,274	76,450

Utilization of tax losses (30%)	(26,782)	(22,935)

Taxable income for the period	62,492	53,515

Income tax (15%) and surcharge (10%)	15,617	13,373
Other	(375)	1,062

Income tax expense for the period	15,242	14,435

Out of the income tax expense, R$ 10,711 (1st quarter of 2006 - R$ 7,377) is entitled to income tax exemption/abatement benefits.

(b) Deferred income tax

(i) Composition of deferred income tax

In accordance with the provisions of CVM Deliberation 273/98, which approved the Institute of Independent Auditors of Brazil (IBRACON) standards on the accounting of income tax, supplemented by CVM Instruction 371/02, the Company has the following accounting balances of deferred income tax:

Composition of calculated deferred income tax:	Mar/07	Dec/06

Tax loss carryforward	618,093	648,848
Amortized goodwill on investments in merged companies	382,085	401,659
Temporarily non-deductible expenses	506,592	485,743

Potential calculation basis of deferred income tax	1,506,770	1,536,250

Potential deferred income tax (25%)	376,692	384,062

Unrecorded portion of deferred income tax	(3,270)	(3,400)

Deferred income tax – assets	373,422	380,662

Current assets	(19,573)	(19,573)

Long-term liabilities	353,849	361,089

Activity:

Opening balance for the period / year	380,662	277,250
Polialden balance merged		4,482
Addition (utilization) of deferred income tax on tax losses	(7,689)	51,945
Addition of income tax on amortized goodwill of merged company Polialden		75,875
Deferred income tax on amortized goodwill of merged companies	(4,763)	(12,227)
Deferred income tax on temporary provisions	5,212	(16,663)

Closing balance	373,422	380,662

Deferred income tax (liabilities) on accelerated depreciation:
Opening balance for the period / year	(7,935)	(8,525)
Realization of deferred income tax	147	590

Closing balance for the period / year	(7,788)	(7,935)

Deferred income tax in income statement	(7,093)	99,520

Deferred income tax assets arising from tax losses and timing differences are recorded taking into account analyses of future tax profits, supported by studies prepared based on internal and external assumptions and current macroeconomic and business scenarios approved by the Company's management.

(ii) Estimated timing of the realization of deferred income tax assets

Deferred income tax assets recorded are limited to the amounts whose offsetting is supported by projections of taxable income, brought to present value, earned by the Company in up to 10 years, also taking into account the limit for offsetting tax losses of 30% of the net income for the year before income tax and tax exemption and reduction benefits.

Considering the price, foreign exchange, interest rate, market growth assumptions and other relevant variables, the Company prepared its business plan for the base date of December 31, 2006, anticipating the generation of future taxable income. The studies show that the income tax credit from tax losses, in the amount of R$ 154,523, will be fully utilized between 2009 and 2012.

The realization of deferred income tax on tax losses is anticipated as follows:

2009	13,875
2010	47,100
2011	93,075
2012	473

154,523

Deferred income tax credits on timing differences, mainly comprised of goodwill in the amount of R$ 92,251 and provisions in the amount of R$ 126,648, are justified by their full utilization due to the accounting realization of goodwill and provisions.

The realization of income tax credits on goodwill is anticipated as follows:

2007	14,679
2008	19,573
2009	20,126
2010	20,126
2011	11,224
2012 to 2014	4,343
2015 to 2017	2,180

92,251

The accounting for deferred income tax assets does not consider the portion of amortized goodwill on investments in merged companies, the realization term of which exceeds 10 years (R$ 13,079).

Concerning temporarily non-deductible expenses, deferred income tax was calculated on tax expenses which are currently being challenged in court and other operating expenses, as is the case of the provision for doubtful accounts.

As the taxable income basis is determined not only by the potential future profits, but also the existence of non-taxable revenues, non-deductible expenses, fiscal incentives and other variables, there is no immediate correlation between the Company's net income and the income tax results. Accordingly, the expectation of using fiscal credits should not be construed as an indication of the Company's future results.

(c) Social Contribution on Net Income (“CSL”)

In view of the discussions over the constitutionality of Law 7689 of 1988, the Company and its absorbed companies OPP Química, Trikem and Polialden filed civil lawsuits against payment of CSL. The resulting court decision favorable to these companies became final and conclusive.

However, the Federal Government filed a suit on the judgment (ação rescisória) challenging the decisions on the lawsuits filed by the Company, Trikem and Polialden, on the argument that – after the final decision favorable to those companies – the Full Bench of STF declared the constitutionality of this tax except for 1988. As the Federal Government did not file a suit on the judgment in the case of OPP Química, the first final and conclusive decision remained in force.

The suit on the judgment is pending the STJ and STF review of a number of appeals concerning this specific matter. Even though the suit on the judgment and tax payments are still on hold, the Federal Revenue Office has issued tax infraction notices against the Company and its absorbed companies, and administrative defenses have been filed against such notices.

Based on the opinion of its legal advisors, Management believes that the following is likely to occur: (i) the courts will eventually release the Company from paying this tax; and (ii) even if the suit on the judgment is held invalid, the effects of said judgment cannot retroact to the year of enactment of the law, the reason why the Company has created no provisions for this tax.

If retrospective collection is required by court order (contrary to the opinion of its legal advisors), the Company believes that the possibility of being imposed a fine is remote. Accordingly, the amount payable, restated based on Brazil’s SELIC benchmark rate, would be approximately R$ 754,000 (December 31, 2006 - R$ 743,000), net of fine.

18 Tax Incentives

(a) Corporate income tax

Until calendar year 2011, the Company is entitled to reduce by 75% the income tax on the profit arising from the sale of basic petrochemical products and utilities. The two polyethylene plants at Camaçari have the same right up to base years 2011 and 2012. The PVC plant at Camaçari will also have this right until base year 2013. The PVC plants in Alagoas and the PET plant at Camaçari are exempt from corporate income tax calculated on the results of their industrial operations until 2008.

Productions of caustic soda, chloride, ethylene dichloride and caprolactam enjoy the benefit of the 75% decrease in the income tax rate up to 2012.

At the end of each fiscal year, in the case of taxable profit resulting from the benefited operations, the income tax amount is recorded as expense for the year and credited to a capital reserve account, which can only be used to increase the capital or absorb losses.

Incentives determined for the quarter ended March 31, 2007 amounted to R$ 10,711.

(b) Value-added tax - ICMS

The Company has ICMS tax incentives granted by the States of Rio Grande do Sul and Alagoas, through the Company Operation Fund - FUNDOPEM and State of Alagoas Integrated Development Program - PRODESIN, respectively. Such incentives are designed to foster the installation and expansion of industrial facilities in those States. The incentive determined for the quarter ended March 31, 2007 was R$ 1,160.

19 Long-term Incentives

In 2006, Braskem developed a Long-term Incentive Plan, under which the employees involved in strategic program (Alfa unit) can acquire Investment Units.

The unit value of each Alfa Investment Units corresponds to the average closing price of quotations of Braskem class A preferred shares on the São Paulo Stock Exchange between October of prior year and March of the current year.

As an incentive to purchase Alfa Investment Units by those employees entitled to the program, Braskem granted 1 Investment Unit for each Investment Unit already purchased (Beta Unit). Beta Units are redeemable as from the fifth year at the ratio of 20% in the first year and 10% in subsequent years. Beta Units not redeemed within the stipulated terms are converted into Alfa Units. The value of these units was determined based on the projected the value of the Company class A preferred share.

Alfa Units will have a return equivalent to the amount of dividends and/or interest on capital paid to the holders of Braskem class A preferred shares.

The composition and cost of Investment Units at March 31, 2007 are as follows:

	Number	Value

Investment Units
Issued (Alfa units)	95,710	1,736
Granted as bonus (Beta units)	95,710	109

Total	191,420	1,845

20 Shareholders’ Equity

(a) Capital

At March 31, 2007, the Company’s subscribed and paid-up capital is R$ 3,508,272, divided into 123,492,142 common, 246,107,138 class A preferred, and 803,066 class B preferred shares, with no par value. At the same date, the Company’s authorized capital comprises 488,000,000 shares, of which 175,680,000 are common, 307,440,000 are class A preferred, and 4,880,000 are class B preferred shares.

The Extraordinary General Meeting held on May 31, 2006 approved the Company’s capital increase by R$ 105,304 as a result of the merger of subsidiary Polialden (Note 1(c)), through the issue of 7,878,725 class A preferred shares. On that same date, the conversion of 2,632,043 class A preferred shares into common shares, at the ratio of 1:1, was also approved.

(b) Rights attaching to shares

Preferred shares carry no voting rights, but qualify for a non-cumulative priority dividend at 6% per annum on their unit value, if profits are available for distribution. Only Class “A” preferred shares are on a par with common shares for entitlement to remaining profits; dividends are earmarked to common shares only after the priority dividend has been paid to preferred shares. Further, only Class “A” preferred shares rank equally with common shares in the distribution of shares resulting from capitalization of other reserves. Class “B” preferred shares are not convertible into common shares. However, after expiration of the non-convertibility period prescribed in special legislation, these shares may be converted into Class “A” preferred shares at any time, at a ratio of two Class “B” preferred shares to each Class “A” preferred share.

If the Company is wound up, Class “A” and “B” preferred shares are accorded priority treatment in repayment of capital.

Shareholders are entitled to a compulsory dividend at 25% of the net profits at year end, adjusted as per the Brazilian Corporation Law.

According to the Memorandums of Understanding for Execution of Shareholders Agreement, the Company is required to distribute dividends not lower than 50% of the yearend net profits, to the extent that the reserves necessary for its effective operation in the ordinary course of business are maintained at a sufficient level.

As agreed at the time of issuance of Medium-Term Notes (Note 14(c)), the payment of dividends or interest on equity is capped at twofold the minimum dividends accorded to preferred shares under the Company’s bylaws. Further, pursuant to the 12th debentures indenture (Note 15), the payment of dividends or interest on equity capped either at 50% of the net profits at yearend, or at 6% of the nominal value of the Company’s Class “A” and “B” preferred shares, whichever is higher.

(c) Treasury share

The Board of Directors meeting held on May 3, 2006 approved a Share Buyback Program. This program was closed on October 23, 2006 and was intended to acquire common and class A preferred shares to be held in treasury and subsequently sold and/or cancelled, with no reduction in capital. Under the program, the Company acquired 13,131,054 class A preferred shares at the average cost of R$ 13.88. The low and high quotations during this period were R$ 9.97 and R$ 15.89 per share, respectively.

In July 2006, the Company also acquired 765,079 class A preferred shares from dissenting Polialden shareholders.

At March 31, 2007, shares held in treasury comprised 14,363,480 class A preferred shares for a total value of R$ 194,555. The total value of these shares, based on the average quotation of Bovespa’s last session on March 31, 2007, is R$ 218,038.

(d) Appropriation of net income

The Extraordinary Shareholders’ Meeting held on March 28, 2007 approved the appropriation of net income for 2006, amounting to R$ 77,753, as follows: (i) R$ 36,933 for payment of dividends to class A and B preferred shares, at the ratio of R$ 0.159017 per share; (ii) R$ 3,888 to the legal reserve; and (iii) R$ 36,933 to the profit retention reserve for expansion. Payment of dividends started April 9, 2007.

(e) Statement of changes in shareholders’ equity

		Capital reserves		Revenue reserves

		Tax		Legal	Retention for	Treasury	Retained
	Capital	incentives	Other	reserve	expansion	share	earnings	Total

January 1, 2007	3,508,272	408,093	557	72,811	652,336	(194,555)		4,447,514

Tax incentives		10,711						10,711
Net income for the period							108,979	108,979

March 31, 2007	3,508,272	418,804	557	72,811	652,336	(194,555)	108,979	4,567,204

21 Contingencies

(a) Collective Bargaining Agreement – Section 4

The Petrochemical, Plastics, Chemicals and Related Industry Workers Union in the State of Bahia (SINDIQU¥MICA) and the Employers’ Association of the Petrochemical and Synthetic Resins Industries in the State of Bahia (SINPEQ) are disputing in court the validity of a wage and salary indexation clause contained in the collective bargaining agreement (convenção coletiva de trabalho), given the matter of public policy involved, namely, the adoption of an economic stabilization plan in 1990 that put a limit on wage adjustments. The Company ran plants in the region in 1990, and is a member of SINPEQ.

The employees’ labor union seeks retrospective adjustment of wages and salaries. In December 2002, the STF affirmed an erstwhile decision from the Superior Labor Court (TST), determining that an economic policy legislation should prevail over collective bargaining agreements and, as such, no adjustment was due. SINDIQU¥MICA appealed this decision by means of a motion for clarification, which was rejected by unanimous opinion on May 31, 2005.

On October 24, 2005, SINDIQU¥MICA filed a plea known as embargos de divergência, which was recognized by the higher courts. This plea was forwarded to the General Prosecutor Office of the Republic, which rendered an opinion fully favorable to SINPEQ in November 2006. The appeal is pending inclusion in the trial docket of the STF full bench.

(b) Preferred shares with incentives

Some holders of Class “B” preferred shares issued by the Company under a tax incentive program claim that they are entitled to profit distribution on a par with the holders of common and Class “A” preferred shares.

Polialden faced an identical issue before CVM; on August 10, 2000, the CVM Board sided with the Polialden’s stance that “the dividends payable to preferred shares should range from 6% to 8% of the par value of such shares, or the equivalent to 25% of net profits at yearend, whichever is higher, as the company has done over the last 10 years. Such shares are not entitled to remaining profits, as the bylaws have clearly set the maximum dividends attaching to such shares.”

Most court decisions already rendered in this regard have been favorable to the Company and its absorbed company Polialden. For this reason, most of the judicial bonds posted by Polialden as security for preliminary injunctions entered favorably to some shareholders (in an amount corresponding to the shortfall asserted by those shareholders in connection with the dividends approved at the Annual General Meetings of 2002 and 2004) have already been released to the Company; there is only one judicial bond securing the 2004 dividends asserted by one single shareholder, at the historical value of R$ 804.

The Company’s legal advisors believe that the chances of success in these cases are likely, having also relied on opinions from renowned jurists and on recent court and CVM rulings on this specific issue; for this reason, the Company has abided by the rules set out in its bylaws as to payment of dividends to preferred shares under incentive, limiting payments at 6% of their par value and capped at 25% of the compulsory dividends set forth in the Company’s bylaws.

(c) Offsetting of tax credits

From May through October 2000, absorbed companies OPP Química and Trikem offset their own federal tax debts with IPI tax credits (créditos-prêmio) assigned by an export trading company (“Assignor”). These offsetting procedures were recognized by the São Paulo tax officials (DERAT/SP) through offset supporting certificates (DCC’s) issued in response to an injunctive relief entered in a motion for writ of mandamus (“MS SP”). Assignor also filed a motion for writ of mandamus against the Rio de Janeiro tax officials (DERAT/RJ) (“MS RJ”) for recovery of IPI tax credits and their use for offsetting with third-party tax debts, among others. The MS SP was dismissed without prejudice, confirming the Rio de Janeiro administrative and jurisdictional authority to rule on Assignor’s tax credits.

In June 2005, DERAT/SP issued ordinances (portarias) canceling the DCC’s. Based on said ordinances, the Federal Revenue Office unit in Camaçari/BA sent collection letters to the Company. Notices of dispute were presented by the Company, but the administrative authorities declined to process them. As a result, past-due federal tax liabilities (dívida ativa) at R$ 276,620 were posted in December 2005 concerning the Company’s tax debts originating from purportedly undue offsetting procedures.

Both Assignor and the Company commenced a number of judicial and administrative proceedings to defend the lawfulness and validity of those offsetting procedures, and the legal counsels to both companies labeled the chances of success in those cases as probable, mostly in light of the indisputable certainty and validity of those credits as confirmed in a specific audit conducted by DERAT/RJ.

On October 3, 2005, the Federal Supreme Court (STF) held the MS RJ favorably to Assignor in a final and conclusive manner, confirming Assignor’s definite right to use the IPI tax credits from all its exports and their availability for offsetting with third-party debts. As a result, the legal advisors to Assignor and to the Company believe that the offsetting procedures carried out by the absorbed companies and duly recognized by DERAT/SP are confirmed, and for this reason they also hold that the tax liabilities being imputed to the Company are not due. Despite the final and conclusive decision in MS RJ, the legal advisors to Assignor and to the Company, in addition to a jurist when inquired of his opinion on this specific issue, feel that the tax liabilities purportedly related to offsetting procedures carried out by the absorbed companies have become time-barred and, as such, can no longer be claimed by the tax authorities.

In January 2006, the Company was ordered to post bond in aid of execution of the tax claim referred to above; this bond was tendered in the form of an insurance policy.

The Company’s legal advisors have labeled the chances of success in all claims listed above as probable; nevertheless, if the Company is eventually defeated in all those cases, it will be entitled to full recourse against Assignor concerning all amounts paid to the National Treasury, as per the assignment agreement executed in 2000.

(d) National Social Security Institute - INSS

The Company is a party to several social security disputes in the administrative and judicial spheres, totaling approximately R$ 246,379 (updated by the SELIC rate) as of March 31, 2007. Out of these sums, the Company has made judicial deposits at R$15,100.

In reliance on the legal advisors’ opinion that the Company stands good chances of success in these cases, Management believes that no sum is payable in connection with these notices and, as such, no amount was provisioned for.

(e) Other court disputes involving the Company and its subsidiaries

The Company is defendant in civil lawsuits filed by the controlling person of a former caustic soda distributor and by a carrier that rendered services to the latter, totaling R$ 26,414 as of March 31, 2007 (December 31, 2006 – R$ 25,826). Said plaintiffs seek redress of damages caused by the Company’s alleged non-fulfillment of the distributor agreement. In reliance on the opinion of legal advisors sponsoring the Company in these lawsuits, Management believes that the cases are likely to be rejected, and for this reason the respective sums have not been provisioned for.

In the second quarter of 2005, the Chemical and Petrochemical Industry Workers Unions in Triunfo (RS) and Camaçari (BA) filed several lawsuits for recovery of unpaid overtime. The Company has presented its answers accordingly, and – in reliance on the legal advisors’ opinion – the Company’s Management does not expect to be defeated.

The Company acts as respondent in arbitration commenced by a shipping company and underway in the City of Rio de Janeiro. Recently, the arbitrators asked for a technical expert opinion on the subject matter and extent of the dispute, which was estimated at R$29,000. However, in reliance on the opinion of legal advisors sponsoring the Company’s interests in this arbitration, Management believes that the Company is likely to prevail, and for this reason no amounts were provisioned for in this regard.

As of March 31, 2007, the Company figured as defendant in circa 1,080 labor claims (including those mentioned above), totaling approximately R$ 202,300 (2006 – R$260,200). According to the opinion of legal advisors, most claims are likely to be found for the Company. For the cases entailing a probable defeat, the Company has provisioned for R$ 13,328.

22 Financial Instruments

(a) Risk management

Since the Company operates in the domestic and international markets, obtaining funds for its operations and investments, it is exposed to market risks mainly arising from changes in the foreign exchange and interest rates.

The Company’s policy to manage risks has been approved and reviewed by management. These rules prohibit speculative trading and short sales, and provide for the diversification of instruments and counterparties. Counterparties’ limits and creditworthiness are reassessed on a regular basis and set up in accordance with rules approved by management. Gains and losses on hedge transactions are taken to income on a monthly basis.

To cover the exposure to market risk, the Company utilizes various types of currency hedges, some involving the use of cash and others not. The most common types which use cash, as adopted by the Company, are financial applications abroad (Certificates of deposit, securities in U.S. dollars, foreign mutual funds, time deposits and overnight deposits) and put and call options. The types of currency hedge which do not involve the use of cash are swaps of foreign currency for CDI and forwards".

To hedge its exposure to exchange and interest risks arising from loan and financing agreements, the Company adopted the following methodology: hedging of the principal and interest falling due in the next 12 months in, at least (i) 60% of the debt linked to exports (trade finance), except for Advances on Exchange Contracts (“ACCs”) of up to six months and Advances on Export Contracts (“ACEs”); and (ii) 75% of the debt not linked to exports (non-trade finance).

(b) Exposure to foreign exchange risks

The Company has long-term loans and financing to finance its operations, including cash flows and project financing. Part of the long-term loans is linked to the U.S. dollar (Note 14).

(c) Exposure to interest rate risks

The Company is exposed to interest rate risks on its debt. The debt in foreign currency, bearing floating interest rates, is mainly subject to LIBOR variation, while the domestic debt, bearing floating interest rates, is mainly subject to fluctuations in the Long-term Interest Rate (TJLP) and the Interbank Deposit Certificate (CDI) rate.

(d) Exposure to commodities risks

The Company is exposed to fluctuations in the price of several petrochemical commodities, especially its main raw material, naphtha. Since the Company seeks to transfer to its own selling prices the effect of price changes in its raw material, arising from changes in the naphtha international quotation, part of its sales may be carried out under fixed-price contracts or contracts stating maximum and/or minimum fluctuation ranges. Such contracts are commercial agreements or derivative contracts relating to future sales.

(e) Exposure to credit risk

The operations that subject the Company to concentration of credit risk are mainly bank accounts, financial investments and other accounts receivable, exposing Braskem to the risk of the financial institution involved. In order to manage the credit risk, the Company keeps its bank accounts and financial investments with large financial institutions.

In relation to customer credit risk, the Company protects itself by performing detailed analyses before granting credit and by obtaining real and personal guarantees, when necessary.

(f) Derivative instrument transactions

As of March 31, 2007 and December 31, 2006, the Company had the following derivative contracts:

			Market value (i)

Description	Maturity	Notional	Mar/07	Dec/06

Real / US$ - Option (Put US$)	Feb/2007	US$ 306,000 th.		(11,592)
Real + CDI / Yen + Tibor (swap)	Mar/2012	R$ 136,000	(40,332)	(45,203)
Real + CDI / Yen + Tibor (swap)	Jun/2012	R$ 143,000	(29,837)	(22,790)
Non Deliverable Forward (NDF)	Jun/2007	US$ 49,747 th.	(1,206)
Real + CDI / US$ (swap)	May/2007	US$ 100,000 th.	(38,966)	(24,311)
Real + CDI / US$ (swap)	Feb/2007	US$ 200,000 th.		(19,069)

(i) The market value represents the amount receivable (payable) in R$ thousand, should the transactions be settled on March 31, 2007 and December 31, 2006.

To determine the estimated market value of financial instruments, the Company uses transaction quotations or public information available in the financial market, as well as valuation methodologies generally accepted and utilized by counterparties. These estimates do not necessarily guarantee that such operations could be realized in the market at the indicated amounts. The use of different market information and/or valuation methodologies could have a significant effect on the estimated market value.

23 Financial Income (Expenses)

	Mar/07	Mar/06

Financial income
Interest income	18,302	28,653
Monetary variation of financial instruments, related parties and accounts
receivable	28,126	1,967
Monetary variation of taxes recoverable	2,456	25,826
Gains on derivative transactions	14,146
Exchange variation on foreign currency assets	(85,153)	(124,385)
Other	1,372	4,915

	(20,751)	(63,024)

Financial expenses
Interest on financing and related parties	(80,058)	(79,188)
Monetary variation on financing and related parties	(63,651)	(51,933)
Monetary variation and interest on taxes and suppliers	(30,037)	(61,417)
Losses on derivative transactions	(1,206)	(3,466)
Expenses for vendor transactions	(27,244)	(21,738)
Discounts granted	(13,362)	(11,595)
Exchange variation on liabilities in foreign currency	196,427	302,892
Taxes and charges on financial transactions	(41,761)	(18,049)
Financial expenses on receivables transactions		(20,137)
Other	(12,431)	(37,826)

	(73,323)	(2,457)

Net financial result	(94,074)	(65,481)

24 Other Operating Income and Expenses

	Mar/07	Mar/06

Income (expenses)
Rental of facilities and assignment of right of use	4,372	6,190
Recovery of taxes		112,367
Proceeds of the sale of sundry materials	(3,372)	1,773
Recovery of costs and expenses	1,262	2,292
Other operating income/(expenses), net	(2,933)	(31,404)

	671	91,218

The recovery of taxes in the first quarter of 2006 mainly arises to favorable final decisions on PIS and COFINS lawsuits– Law 9718 of 1998 (Note 16(iii)).

25 Insurance Coverage

The Company has a broadly-based risk management program designed to provide cover and protection for all assets, as well as possible losses caused by production stoppages, through an "all risks" insurance policy. This policy establishes the amount for maximum probable damage, considered sufficient to cover possible losses, taking into account the nature of the Company’s activities and the advice of insurance consultants. At March 31, 2007, insurance coverage for inventories, property, plant and equipment, and loss of profits of the Company is R$ 16,543,519 per claim, while the total of all insured assets is R$ 11,613,424. As the risk assumptions adopted, given their nature, are not within the scope of an audit of financial statements, they have been not reviewed by the Company independent auditors.

26 Shares Traded Abroad - NYSE and LATIBEX

(a) American Depositary Receipts ("ADRs") program

The Company’s ADS’s are traded on the NYSE with the following characteristics:

.. Type of shares: Class A preference
.. Each ADS represents 2 shares, traded under the symbol “BAK”
.. Foreign Depositary Bank: The Bank of New York (“BONY”) - New York branch
.. Brazilian Custodian Bank: Banco Itaú S.A.

(b) LATIBEX

The Company's Class A preference shares are traded on LATIBEX, the market for Latin American Companies quoted in Euros at the Madrid Stock Exchange. The shares are traded under the symbol "XBRK" and the Brazilian Custodian Bank is Banco Itaú S.A. LATIBEX has adjusted and altered the process for quotation and trading to comply with the new standards adopted by Bovespa. Accordingly, as from May 16, 2005, the shares are traded in units.

27 Private Pension Plans

The actuarial obligations relating to the pension and retirement plans are accrued in conformity with the procedures established by CVM Deliberation 371/2000.

The formation of Braskem (Note 1 (c)) involved the integration of six sponsoring companies and three different pension plans managed by Fundação PETROBRAS de Seguridade Social - PETROS ("PETROS"), PREVINOR - Associação de Previdência Privada ("PREVINOR") and ODEPREV - Odebrecht Previdência ("ODEPREV"). In addition to sponsoring different private pension plans, the Company has approximately 800 employees who do not participate in company-sponsored pension plans, as no new benefits were granted to employees since the inception of the Company.

Management ceased to include new participants in the three plans in order to devise a single, legitimate solution for all participants, with a view to protecting the plan participants’ financial assets.

Experts engaged by the Company recommended that ODEPREV be the only supplementary pension plan entity sponsored by the Company. Furthermore, employees who do not participate in the PETROS and PREVINOR plans were offered the opportunity of joining the ODEPREV plan, retroactively to August 16, 2002.

In June 2005, the Company communicated to PETROS and PREVINOR its intended withdrawal as a sponsor effective June 30, 2005. With regard to PETROS, the calculation of mathematical reserves of participants was completed in November 2006 and submitted in that month to the Supplementary Pension Plan Secretary, a Social Security Ministry department in charge of regulating and inspecting private pension plans. The Company has a provision of R$ 40,493 (December 31, 2006 – R$ 58,554), which is considered sufficient to face any disbursements at the time the commitments of this plan are settled.

As to PREVINOR, the reserve computations have been completed and the entity has a surplus, so that no contributions by the Company are required. The sponsorship withdrawal was approved by the Supplementary Pension Plan Secretary and the commitments to the plan participants will be settled in the first half of 2007.

Benefits to retired employees and pensioners will continue to be paid on a regular basis up to completion of the process.

(a) ODEPREV

The Company has a defined-contribution plan for its employees. The plan is managed by ODEPREV - Odebrecht Previdência which was set up by Odebrecht S.A. as a closed private pension entity. ODEPREV offers its participants, employees of the sponsoring companies, the Optional Plan, a defined-contribution plan, under which monthly and sporadic participant contributions and annual and monthly sponsor contributions are accumulated and managed in individual retirement savings accounts.

The Board of Trustees of ODEPREV defines each year, in advance, in the funding plan, the parameters for contributions to be made by the participants and the sponsoring companies. With regard to the payment of benefits under the Optional Plan, the obligation of ODEPREV is limited to the total value of the quotas held by its participants and, to comply with the regulations for a defined-contribution plan, it will not be able to require any obligation or responsibility on the part of the sponsoring company to assure minimum levels of benefits to the participants who retire.

In the quarter ended March 31, 2007, the active participants in ODEPREV totaled 2,512 (2006 – 2,137), and the Company’s and employees’ contributions in 2007 amounted to R$ 1,237 (2006 – R$ 2,018) and R$ 3,152 (2006 – R$ 2,801), respectively.

28 Raw Material Purchase Commitments

The Company has contracts for consumption of electric energy for its industrial plants located in the States of Alagoas, Bahia and Rio Grande do Sul. The minimum commitment for consumption under these four-year contracts amounts to R$ 247,522.

The Company acquires from Copesul ethylene and propylene for its units at the Southern Petrochemical Complex, under a contract in force until 2014. The minimum annual purchase commitment corresponds to 268,200 metric tons of ethylene and 262,200 metric tons of propylene. Considering the prices ruling at March 31, 2007, this commitment corresponds to R$ 1,204,927 (not reviewed). If the Company does not acquire the minimum volume, it must pay 40% of the current price of the amount not purchased. Based on 40% of prices charged as of March 31, 2007, the amount would be equal to R$ 481,970 (not reviewed).

Braskem purchases naphtha under contracts establishing a minimum annual purchase volume equal to R$ 4,234,195 (not reviewed), based on market prices as of March 31, 2007.

29 Subsequent Events

(a) Merger of Politeno

The Extraordinary Shareholders’ Meeting held on April 2, 2007 approved the merger of Politeno, based on this company’s shareholders’ equity as of December 31, 2007, in the amount of R$ 498,983. The exchange ratio of Politeno shares for Braskem shares was determined based on shareholders’ equity of the companies at book value, in accordance with appraisal reports prepared by a specialized firm as of December 31, 2006. To maintain the current capital structure in Braskem, comprising 1/3 common and 2/3 preferred shares, the conversion of 486,530 class “A” preferred shares in common shares was also approved. The Company capital was increased by R$ 19,157, through the issue of 1,533,670 class “A” preferred shares, to R$ 3,527,429, divided into 123,978,672 common, 247,154,278 class “A” preferred, and 803,066 class “A” preferred shares.

(b) Acquisition of the Ipiranga Group

On April 18, 2007, Ultrapar (for itself), with the Company and Petrobras as intervening parties (under commission), acquired for R$ 2.1 billion the equivalent to 61.6% common and 13.8% preferred shares issued by Refinaria de Petróleo Ipiranga S.A. (“RPI”), 65.5% of common and 12.6% preferred shares issued by Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”), and 3.6% of common and 0.4% of preferred shares issued by Companhia Brasileira de Petróleo Ipiranga (“CBPI”), then held by the controlling shareholders of the Ipiranga Group.

Under the agreement among Ultrapar, Braskem and Petrobras, Ultrapar now holds the control over the fuel distribution businesses located in the South and Southeast regions (“Southern Distribution Assets”), Petrobras has the control over fuel distribution businesses located in the North, Northeast and Center-West Regions (“Northern Distribution Assets”), and Braskem has the control over petrochemical assets, comprising Ipiranga Química S.A., Ipiranga Petroquímica S.A. (“IPQ”) and the interest of the latter in Copesul. Oil refining operation assets held by RPI will be shared on equal terms by Petrobras, Ultrapar and Braskem.

As agreed upon with Braskem and Petrobras, Ultrapar is responsible for carrying out a corporate restructuring of the companies acquired, in order to segregate the Assets ascribed to each of the acquiring companies. This process will comprise the following phases:

a)	Tag-Along Tender Offer for the remaining outstanding common shares of RPI, DPPI, CBPI and IPQ;

b)	Absorption, by Ultrapar, of issued shares of RPI, DPPI and CBPI;

c)
Segregation of Assets, as follows: (i) capital decrease of RPI and CBPI, in order to transfer Petrochemical Assets directly to Ultrapar, for subsequent delivery to Braskem and Petrobras, under the commission terms, and (ii) spin-off of CBPI in order to transfer the Northern Distribution Assets to a Petrobras subsidiary company.

On April 18, 2007, Braskem and Copesul published a relevant event notice announcing that Braskem, through its subsidiary EDSP58 Participações S.A., together with Unibanco – União de Bancos Brasileiros S.A., in the capacity of intermediary institution, had filed a request to carry out a public tender offer to delist (OPA) Copesul. Such public tender offer complies with art 4, paragraph 4 of Law 6404/76 and CVM Instruction 361/02.

On April 25, 2007, the Company and CADE (the Brazilian antitrust authority) executed an agreement to preserve the reversibility of the transaction (Acordo de Preservação da Reversibilidade da Operação – APRO), under which Braskem undertakes to maintain the competitive status of the polyethylene and polypropylene markets prevalent before April 18, and, until the transaction is judged, to refrain from taking the following actions with respect to the Ipiranga Group petrochemical assets:

  Any changes in the corporate nature which would imply change of control;
  Substantive changes in its physical facilities and assignment or waiver of rights and obligations concerning its assets, including brands, patents and the portfolio of customers and raw material suppliers;
  Discontinue the use of brands and products, except for the provision of the Investment Agreement, and therefore preserve the offer of the Ipiranga product lines;
  Any substantive changes in the structure, logistics and distribution and sale practices;
  Substantive changes in the companies, implying the lay-off or reassignment of personnel among its production, distribution, sale and research areas, when such moves could be considered as aiming the integration of the companies;
  Interruption without cause, at the discretion of CADE, of investment projects previously approved by the Board of Directors, in any sector of the acquired company, and implementation of the latter’s sales plans and targets.

CADE expressed no restrictions with respect to Copesul, considering that the Company and Petrobras will maintain their status of controlling and minority shareholders, respectively, as it was before April 18, thus in conformity with the Shareholders’ Agreement in force.

The agreement may be reviewed at any time by CADE or at the request of the petitioners if these, at the discretion of CADE’s full panel, prove that the conditions which led to the above mentioned agreement no longer exist.

(c) Funding

In April 2007, Braskem completed negotiations to obtain up to US$ 1.2 billion under a bridge loan to finance the acquisition of the Ipiranga Group petrochemical assets and the future delisting of Copesul. In that month, the amount of US$ 309 million was drawn down and used to pay the shares acquired on April 18, 2007. This two-year term credit line bears interest of 0.35% above LIBOR in the first, and 0.55% in the second year.

Braskem expects to refinance the bridge loan in due time, always with a focus on reducing the Company capital cost, as well as maintaining a debt profile compatible with its cash flows.

(d) Propylene supply agreement

In April 2007, Braskem entered into an agreement with Refinaria Alberto Pasqualini (“Refap”), located in Canoas – Rio Grande do Sul, for the initial supply of 70 thousand tons of propylene per year. This amount can rise to exceed 100 thousand tons per year with the anticipated increases in the refinery production.

Under the Refap contract, 5.8 thousand tons of propylene will be supplied per month. This volume will supplement the supply from the current company units at the Southern Petrochemical Complex and ensure the supply of raw material for future expansions.

(e) Agreement for the formation of joint ventures

On April 16, 2007, Braskem and Pequiven, the main petrochemical company in Venezuela, entered into an agreement to form two joint ventures intended to develop and implement in that country the most modern and competitive integrated petrochemical project in the Americas, named Jose Complex. Under one of the projects, an ethylene cracker from natural gas will be built, with a capacity of 1.3 million tons/year of ethylene, integrated with the production of 1.1 million tons/year of polyethylene and other petrochemicals.

Investments to implement the ethylene unit and the polyethylene units are estimated at approximately US$ 2.5 billion. Braskem and Pequiven are currently considering investments in PVC and soda units.

To finance these two projects, the model contemplates contributions of approximately 30% by Braskem and Pequiven, on equal shares, while the remaining 70% would be funded by a project finance arrangement guaranteed only by the project assets, obtained from multilateral export credit agencies, development banks and private banks.

Supplementary Information

Statement of cash flows for the periods ended March 31, 2007 and 2006

		Parent
		company		Consolidated

	Mar/07	Mar/06	Mar/07	Mar/06

Net income for the period	108,979	119,747	106,860	121,955
Adjustment to reconcile net income:
Depreciation, amortization and depletion	218,498	197,680	247,455	232,089
Amortization of goodwill (negative goodwill), net	23,647	39,406	22,674	38,433
Equity in the results of investees	(59,387)	(68,448)	109	966
Reversal (provision) for loss on investments		(3,440)		3,029
Tax incentives			(1,298)	(7,423)
Exchange variation on investments	2,579	(4,890)	2,808	(148)
Gains (losses) on interest in investment and other	50		671	(11,243)
Gains (losses) on permanent assets disposal	88	1	130	854
Interest and monetary and exchange variations, net	15,345	15,041	6,896	36,935
Recognition of tax credits	8,377	(80,737)	8,377	(80,737)
Minority interests			2	(994)
Deferred income tax	7,093	16,141	2,484	11,006
Other	(21,149)	7,589	(20,015)	9,987

	304,120	238,090	377,153	354,610

Financial effects on cash	102,042	121,777	130,509	114,552

Cash generation before changes
in operating working capital	406,162	359,867	507,662	469,162

Changes in operating working capital
Marketable securities	374,194	(6,845)	330,570	(85,707)
Trade accounts receivable	(92,666)	140,253	268,373	6,094
Inventories	(18,103)	(70,854)	(30,477)	(88,407)
Taxes recoverable	56,239	(69,643)	34,735	(66,777)
Prepaid expenses	19,116	9,350	18,427	9,405
Dividends received	71,908	28,221
Other accounts receivable	(22,547)	(5,037)	(3,338)	(36,437)
Suppliers	(55,063)	(37,482)	(151,811)	(63,418)
Taxes and contributions	9,267	(48,138)	9,308	(55,919)
Tax incentives	10,711	7,380	11,999	15,764
Advances from customers	19,742	(3,603)	716	(4,650)
Other accounts payable	(21,685)	17,705	(30,168)	26,423

Generation of cash from operations before financial effects	757,275	321,174	965,996	125,533

Exclusion of financial effects in cash	(102,042)	(121,777)	(130,509)	(114,552)

Generation of accounting cash from operations	655,233	199,397	835,487	10,981

Cash flows (continued)

		Parent
		company		Consolidated

	Mar/07	Mar/06	Mar/07	Mar/06

Proceeds from the sale of permanent assets	164	42	164	42
Additions to investments
Additions to property, plant and equipment	(144,777)	(152,539)	(198,720)	(174,048)
Additions to deferred charges	(1,725)	(4,485)	(6,243)	(4,762)

Cash used for investments	(146,338)	(156,982)	(204,799)	(178,768)

Short-term debt, net
Funds obtained	140,951	127,304	315,012	515,058
Repayment	(141,240)	(164,917)	(719,270)	(229,703)
Long-term debt
Funds obtained	42,520	446	42,829	62,253
Repayment	(159,260)	(199,012)	(160,058)	(281,374)
Related parties
Funds obtained	7,729	3,549		1
Repayment	(60,728)	(4,622)		(867)
Dividends paid to shareholders and minority
interests	(4)	(35,274)	(473)	(35,168)
Other			(58)	(2,841)

Generation (use) of cash in financing	(170,032)	(272,526)	(522,018)	27,359

Generation (use) of cash and cash equivalents	338,863	(230,111)	108,670	(140,428)

Represented by
Cash and cash equivalents, beginning of period	1,125,925	1,461,090	1,547,061	2,135,740
Cash and cash equivalents, end of period	1,464,788	1,230,979	1,655,731	1,995,312

Generation (use) of cash and cash equivalents	338,863	(230,111)	108,670	(140,428)

This statement was prepared in accordance with the criteria set forth in Accounting Standards and Procedures - NPC 20 - Statement of Cash Flows, issued by the Brazilian Institute of Independent Auditors - IBRACON.

* * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.